Exhibit 99.1

MI Developments Inc.

455 Magna Drive
Aurora, Ontario
Canada L4G 7A9
Tel:	(905) 713-6322
Fax:	(905) 713-6332

MI DEVELOPMENTS ANNOUNCES 2008 FIRST QUARTER RESULTS

May 7, 2008, Aurora, Ontario, Canada — MI Developments Inc. (TSX: MIM.A, MIM.B; NYSE: MIM) (“MID” or the “Company”) today announced its results for the three months ended March 31, 2008. All figures are in U.S. dollars.

	REAL ESTATE BUSINESS(1)
	Three months ended March 31,
(in thousands, except per share figures)	2008	2007
Revenues	$54,035	$44,758
Net income	$30,984	$23,671
Funds from operations (“FFO”) (2)	$43,897	$34,203
Diluted FFO per share (2)	$0.94	$0.71

	MID CONSOLIDATED(1)
	Three months ended March 31,
(in thousands, except per share figures)	2008	2007
Revenues
Real Estate Business	$54,035	$44,758
Magna Entertainment Corp. (“MEC”) (3)	230,828	254,217
Eliminations	(8,108)	(4,862)
	$276,755	$294,113

Net income (loss)
Real Estate Business	$30,984	$23,671
MEC – continuing operations	(7,373)	35,496
Eliminations	266	(34,844)
Income from continuing operations	23,877	24,323
Discontinued operations (4)	(17,280)	(1,040)
	$6,597	$23,283
Diluted earnings per share from continuing operations	$0.51	$0.50
Diluted earnings per share	$0.14	$0.48

(1)

Transactions between the Real Estate Business and MEC have not been eliminated in the presentation of each segment’s results of operations. However, the effects of transactions between these two segments are eliminated in the consolidated results of operations of the Company.

(2)

FFO and diluted FFO per share are measures widely used by analysts and investors in evaluating the operating performance of real estate companies. However, FFO does not have a standardized meaning under Canadian generally accepted accounting principles (“GAAP”) and therefore may not be comparable to similar measures presented by other companies. Please refer to “Reconciliation of Non-GAAP to GAAP Financial Measures” below.

(3)	Excludes revenues from MEC’s discontinued operations.

(4)

Discontinued operations represent MEC’s discontinued operations, net of certain related consolidation adjustments. MEC’s discontinued operations for the three-month periods ended March 31, 2008 and 2007 include the operations of Remington Park, Thistledown, Portland Meadows, Great Lakes Downs and Magna Racino™.

REAL ESTATE BUSINESS OPERATING HIGHLIGHTS

In respect of our core rental portfolio of Magna International Inc. (“Magna”) facilities, during the first quarter of 2008 we brought on-stream two expansion projects in Germany, representing an aggregate of 85 thousand square feet of leaseable area, at a cost of $11.7 million.

During the first quarter of 2008, in conjunction with Magna’s continuing effort to rationalize its global manufacturing footprint, MID and Magna agreed to terminate the lease on an office property located in Canada, representing 39 thousand square feet of leaseable area and annualized lease payments of approximately $0.8 million.  In conjunction with the lease termination, Magna agreed to pay the Company a fee of $3.9 million, which amount has been included in the results of operations for the first quarter of 2008.  At the same time, the Company has re-leased the property to a Canadian subsidiary of Cardinal Health, Inc..  The new lease includes an expansion of approximately 10 thousand square feet, estimated to be completed by MID in November 2008.  Under the new lease, rent commences on November 1, 2008 and continues to October 31, 2018.

At March 31, 2008, the Real Estate Business had four properties under development: one in each of Canada, Mexico, Germany and Austria.  These expansions to existing facilities commenced in the first quarter of 2008 and will add an aggregate of 68 thousand square feet of leaseable area to the Real Estate Business’ income-producing portfolio.  The total anticipated cost of these projects is approximately $8.9 million, of which $2.3 million had been incurred at March 31, 2008.

At March 31, 2008, the Real Estate Business had 27.3 million square feet of leaseable area, with annualized lease payments of $186.0 million, representing a return of 10.9% on the gross carrying value of our income-producing portfolio.

REORGANIZATION PROPOSAL

On March 31, 2008, MID received a reorganization proposal on behalf of various shareholders of MID, including entities affiliated with the Stronach Trust (the “Stronach Group”), MID’s controlling shareholder.  Institutional holders of MID Class A Subordinate Voting Shares holding an aggregate of over 50% of the outstanding MID Class A Subordinate Voting Shares have agreed to support the proposed reorganization.  In addition, holders of MID Class B Shares (including the Stronach Group) representing an aggregate of approximately 95% of the class have agreed to support the proposal.

The stated objective of the reorganization is to (a) effect a substantial cash distribution to MID shareholders and (b) create a focused real estate investment vehicle, which will distribute 80% of its available cash flow, in which the interests of all shareholders will be fully aligned.  Further details of the reorganization proposal are included in the proposal term sheet, which is posted on MID’s website at www.midevelopments.com, and in note 3 to the unaudited interim consolidated financial statements attached to this press release.

The proposed reorganization would be carried out by way of a court-approved plan of arrangement under Ontario law, requiring at least two-thirds of the votes cast by each class of MID’s shareholders in favour of the proposal at a special meeting of shareholders to consider the proposal.  In addition, the proposal would be subject to applicable regulatory approvals, including those contained in Multilateral Instrument 61-101.  The proposed reorganization is also conditional on, among other things, Magna’s participation in the proposed transaction.  The proposal contemplates MID calling by May 30, 2008 a special meeting to consider the reorganization and closing the transaction no later than July 30, 2008.

The Board has not yet made any decisions or recommendations with respect to the reorganization proposal and has constituted a Special Committee of the Board to review and make recommendations relating thereto. The proposal is subject to certain material conditions, some of which are beyond MID’s control, and there can be no assurance that the transaction contemplated by the reorganization proposal will be completed.

REAL ESTATE BUSINESS FINANCIAL RESULTS

Revenues were $54.0 million in the first quarter of 2008, a 21% increase from revenues of $44.8 million in the first quarter of 2007.  The higher revenues are due to a $6.0 million increase in rental revenues and a $3.2 million increase in interest and other income earned from the financing arrangements with MEC.  The higher rental revenues are primarily due to foreign exchange, which had a $4.4 million positive impact as the U.S. dollar continued to weaken against the foreign currencies in which the Real Estate Business operates.  Contractual rent increases and Magna projects coming on-stream also had a higher than normal impact and increased revenues by $1.5 million and $0.6 million, respectively.  These positive contributions to rental revenues were partially offset by disposals and vacancies of income-producing properties, resulting primarily from activities related to Magna’s plant rationalization strategy.

FFO for the first quarter of 2008 was $43.9 million ($0.94 per share) compared to $34.2 million ($0.71 per share) in the prior year period.  Excluding the $3.9 million lease termination fee discussed previously (included in “other gains, net”) and its related income tax effect, FFO for the first quarter of 2008 was $41.3 million ($0.88 per share), representing a 21% increase from FFO for the first quarter of 2007.  This increase in FFO is due primarily to a $9.3 million increase in revenues, partially offset by increases of $1.1 million in net interest expense and $1.0 million in current income tax expense.

Net interest expense was $2.8 million in the first quarter of 2008 ($4.2 million of interest expense less $1.4 million of interest income) compared to $1.7 million in the first quarter of 2007 ($3.6 million of interest expense less $1.9 million of interest income).  The $0.5 million reduction in interest income is due primarily to the Real Estate Business having less cash available for short-term investment as a result of increased amounts outstanding under the financing arrangements with MEC.  Foreign exchange increased interest expense by $0.6 million, as the Company’s senior unsecured debentures are denominated in Canadian dollars.

The Real Estate Business’ income tax expense for the first quarter of 2008 was $8.5 million, representing an effective tax rate of 21.5% compared to an effective tax rate for the first quarter of 2007 of 19.1%.  Excluding the $3.9 million lease termination fee discussed above and its related $1.3 million income tax effect, as well as $0.7 million of net currency translation gains realized in the first quarter of 2007 (such gains are excluded from the determination of FFO), which are not subject to tax, the Real Estate Business’ effective tax rate was 20.1% for the first quarter of 2008 compared to 19.6% for the first quarter of 2007.  This 0.5% increase in the adjusted effective tax rate is primarily due to changes in the mix of taxable income earned in the various countries in which the Real Estate Business operates.

Net income of $31.0 million for the first quarter of 2008 increased by 31% compared to net income of $23.7 million for the first quarter of 2007.  A positive contribution of $12.5 million arose from increases of $9.3 million in revenues and $3.2 million in other gains.  These amounts were partially offset by a negative contribution of $5.1 million from increases of $1.1 million in depreciation and amortization, $1.1 million in net interest expense and $2.9 million in income tax expense.

MAGNA ENTERTAINMENT CORP. DEBT ELIMINATION PLAN AND FINANCING

On September 13, 2007, MID announced that one of its wholly-owned subsidiaries had agreed to provide a bridge loan of up to $80.0 million to MEC, which matures on May 31, 2008 (the “MEC Bridge Loan”).  The MEC Bridge Loan, together with a private placement of $20.0 million in October 2007 of MEC’s Class A Subordinate Voting Stock to Fair Enterprise Limited, a company that forms part of an estate planning vehicle for the family of Mr. Frank Stronach (the Company’s Chairman and the Chairman and Interim Chief Executive Officer of MEC), is intended to provide short-term funding to MEC as it implements its debt elimination plan announced on September 13, 2007 (the “MEC Debt Elimination Plan”).  The MEC Debt Elimination Plan contemplates MEC raising approximately $600 to $700 million from the sale of certain real estate, racetracks and other assets and a possible future equity issuance by MEC, the proceeds of which are to be used to repay debt, including the MEC Bridge Loan.  MID also announced amendments to its project financing facilities with MEC including, among other things, requiring repayment of at least $100.0 million under the Gulfstream Park project financing facility on or prior to May 31, 2008.

Although MEC continues to implement the MEC Debt Elimination Plan, its execution has been adversely impacted by weakness in the U.S. real estate and credit markets Consequently, the sale of MEC assets under the MEC Debt Elimination Plan has taken longer than originally contemplated and, accordingly, MID management expects that MEC will likely be unable at May 31, 2008 to repay the MEC Bridge Loan or make the required $100.0 million repayment under the Gulfstream Park project financing facility.  Furthermore, it is likely that MEC will need to seek extensions from existing lenders and additional funds in the short-term from one or more possible sources, which may include the Company.  The availability of such extensions and additional funds is not assured and, if available, the terms thereof are not yet determinable.  Accordingly, MEC’s ability to continue as a going concern is in substantial doubt (see note 1 to the unaudited interim consolidated financial statements attached to this press release).

MAGNA ENTERTAINMENT CORP. FINANCIAL RESULTS

MEC’s racetracks operate for prescribed periods each year.  As a result, racing revenues and operating results for any quarter will not be indicative of MEC’s revenues and operating results for the year.  MEC’s results have been restated to distinguish between results from continuing and discontinued operations.  MEC’s discontinued operations for the first quarters of 2008 and 2007 include the operations of Remington Park, Thistledown, Portland Meadows, Great Lakes Downs and Magna Racino™.

MEC’s revenues from continuing operations for the first quarter of 2008 decreased 9% to $230.8 million from $254.2 million in the prior year period, primarily due to (i) the net loss of eight live race days at Santa Anita Park due to heavy rain and track drainage issues with the new synthetic racing surface that was installed in the fall of 2007, (ii) 12 fewer live race days and lower average daily attendance and handle at Laurel Park, and (iii) 13 fewer live race days at The Meadows.  The decrease in revenues was also partially due to reduced revenues in MEC’s Florida operations, primarily due to (i) reduced attendance and live handle due in part to a perceived parking disruption at the Gulfstream Park facility, and (ii) heavy rain which resulted in the cancellation of racing on the turf course (such races typically generating higher levels of wagering) on over 21 live race days in the three months ended March 31, 2008.

Earnings before interest, taxes, depreciation and amortization from MEC’s continuing operations excluding write-downs of long-lived assets, real estate disposal gains, other gains and the minority interest impact (“EBITDA”) for the first quarter of 2008 was $18.8 million compared to EBITDA of $24.5 million in the prior year period.  EBITDA for the first quarter of 2008 decreased by $5.7 million compared to the first quarter of 2007, due to a $23.4 million decrease in revenues, partially offset by reductions of $14.6 million in purses, awards and other costs, $2.8 million in operating costs and $0.3 million in general and administrative expenses.  The reductions in purses, awards and other costs and operating costs are due primarily to the same reasons discussed above for the reduction in revenues.

MEC recorded a net loss of $25.4 million for the first quarter of 2008 compared to net income of $33.6 million in the same period in 2007.  MEC’s results of operations for the first quarter of 2008 were negatively impacted by $37.3 million ($20.1 million net of minority interest impact) of non-cash write-downs of long-lived assets.  These write-downs include (i) $5.0 million related to real estate held for sale in Dixon, California, and (ii) $32.3 million included in discontinued operations pertaining to long-lived assets of Magna RacinoTM ($29.2 million) and instant racing machines at Portland Meadows ($3.1 million).  MEC’s results of operations in the first quarter of 2007 include $31.1 million of gains ($32.4 million including the related future tax recovery) on the disposal of real estate (which have no related minority interest impact and are eliminated from MID’s consolidated results) related to the sale of MEC’s interests and rights in two real estate properties to MID in return for cash consideration of approximately $55.0 million.  Excluding the write-downs of long-lived assets for the first quarter of 2008, the real estate disposal gains in the first quarter of 2007 and the related income tax and minority interest impact, MEC’s net loss increased by $6.5 million due primarily to the $5.7 million decrease in EBITDA discussed above.

DIVIDENDS

MID’s Board of Directors has declared a dividend of $0.15 per share on MID’s Class A Subordinate Voting Shares and Class B Shares for the first quarter ended March 31, 2008.  The dividend is payable on or about June 15, 2008 to shareholders of record at the close of business on May 30, 2008.

Unless indicated otherwise, MID has designated the entire amount of all past and future taxable dividends paid in 2006, 2007 and 2008 to be an “eligible dividend” for purposes of the Income Tax Act (Canada), as amended from time to time.  Please contact your tax advisor if you have any questions with regard to the designation of eligible dividends.

GREENLIGHT CAPITAL LITIGATION

On August 2, 2005, Greenlight Capital, Inc. and certain of its affiliates filed an oppression application in the Ontario Superior Court of Justice against the Company and certain of its current and former directors and officers.  The hearing of the application concluded on March 1, 2006 and on October 30, 2006, the Ontario Superior Court of Justice dismissed the oppression application.  On November 29, 2006, Greenlight filed a Notice of Appeal with the Ontario Divisional Court.  The appeal hearing took place in April 2008 and the Divisional Court reserved judgment on the matter.

CONFERENCE CALL

A conference call will be held for interested analysts and shareholders to discuss the first quarter’s results on May 7, 2008 at 2:00 pm EST.  The number to use for this call is 1-800-732-9307.  The number for overseas callers is 416-644-3415.  Please call 10 minutes prior to the start of the conference call. MID will also webcast the conference call at www.midevelopments.com.  The conference call will be chaired by John D. Simonetti, Chief Executive Officer.

For anyone unable to listen to the scheduled call, the rebroadcast numbers will be: North America – 1-877-289-8525 and Overseas – 416-640-1917 (reservation number is 21268330 followed by the number sign) and the rebroadcast will be available until May 14, 2008.

ABOUT MID

MID is a real estate operating company focusing primarily on the ownership, leasing, management, acquisition and development of a predominantly industrial rental portfolio for Magna and its subsidiaries in North America and Europe.  MID also acquires land that it intends to develop for mixed-use and residential projects.  MID holds a controlling interest in MEC, North America’s number one owner and operator of horse racetracks, based on revenue, and one of the world’s leading suppliers, via simulcasting, of live horse racing content to the growing inter-track, off-track and account wagering markets.

For further information, please contact Richard J. Smith, Executive Vice-President and Chief Financial Officer, at 905-726-7507.  For teleconferencing questions, please contact Andrea Sanelli at 905-726-7504.

RECONCILIATION OF NON-GAAP TO GAAP FINANCIAL MEASURES

REAL ESTATE BUSINESS

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

(U.S. dollars in thousands, except per share figures)

(Unaudited)

	Three Months Ended
	March 31,
	2008	2007
Net income	$30,984	$23,671
Add back (deduct):
Depreciation and amortization	11,047	9,931
Future income tax expense (recovery)	1,866	1,268
Gain on disposal of real estate, net of income tax	—	(15)
Currency translation gains, net of income tax	—	(652)

Funds from operations	$43,897	$34,203

Basic and diluted funds from operations per share	$0.94	$0.71
Average number of shares outstanding (thousands)
Basic	46,708	48,351
Diluted	46,708	48,414

FORWARD-LOOKING STATEMENTS

The contents of this press release contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” within the meaning of applicable securities legislation, including the United States Securities Act of 1933 and the United States Securities Exchange Act of 1934.  Forward-looking statements may include, among others, statements regarding the Company’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance or expectations, or the assumptions underlying any of the foregoing.  Words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate” and similar expressions are used to identify forward-looking statements.  Forward-looking statements should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved.  Undue reliance should not be placed on such statements.  Forward-looking statements are based on information available at the time and/or management’s good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company’s control, that could cause actual events or results to differ materially from such forward-looking statements.  Important factors that could cause such differences include, but are not limited to, the risks set forth in the “Risk Factors” section in MID’s Annual Information Form for 2007, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to MID’s Annual Report on Form 40-F for the year ended December 31, 2007, which investors are strongly advised to review.  The “Risk Factors” section also contains information about the material factors or assumptions underlying such forward-looking statements.  Forward-looking statements speak only as of the date the statement was made and unless otherwise required by applicable securities laws, MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events or circumstances or otherwise.

Consolidated Statements of Income (Loss)

(U.S. dollars in thousands, except per share figures)

(Unaudited)

	Consolidated (notes 1, 18)		Real Estate Business		Magna Entertainment Corp.
		(restated				(restated
		– note 4)				– note 4)
Three Months Ended March 31,	2008	2007	2008	2007	2008	2007
Revenues
Rental revenue	$45,927	$39,896	$45,927	$39,896	$—	$—
Racing and other revenue	230,828	254,217	—	—	230,828	254,217
Interest and other income from MEC (note 18)	—	—	8,108	4,862	—	—
	276,755	294,113	54,035	44,758	230,828	254,217
Operating costs and expenses
Purses, awards and other	122,138	136,687	—	—	122,138	136,687
Operating costs	75,335	78,129	—	—	75,335	78,129
General and administrative (note 18)	19,140	21,299	4,627	4,586	14,520	14,848
Depreciation and amortization	21,944	18,426	11,047	9,931	10,940	8,526
Interest expense, net	11,216	9,420	2,801	1,653	16,739	12,017
Write-down of MEC’s long-lived assets (note 6)	5,000	—	—	—	5,000	—
Operating income (loss)	21,982	30,152	35,560	28,588	(13,844)	4,010
Gain on disposal of real estate (note 18)	—	25	—	25	—	31,067
Other gains, net (notes 12, 18, 19)	5,905	656	3,892	652	2,013	4
Income (loss) before income taxes and minority interest	27,887	30,833	39,452	29,265	(11,831)	35,081
Income tax expense (recovery)	10,322	4,308	8,468	5,594	1,854	(2,617)
Minority interest	(6,312)	2,202	—	—	(6,312)	2,202
Income (loss) from continuing operations	23,877	24,323	30,984	23,671	(7,373)	35,496
Loss from discontinued operations (note 4)	(17,280)	(1,040)	—	—	(18,043)	(1,892)
Net income (loss)	$6,597	$23,283	$30,984	$23,671	$(25,416)	$33,604
Basic and diluted earnings (loss) per Class A Subordinate Voting or Class B Share (note 7)
– Continuing operations	$0.51	$0.50
– Discontinued operations (note 4)	(0.37)	(0.02)
Total	$0.14	$0.48
Average number of Class A Subordinate Voting and Class B Shares outstanding during the period (in thousands) (note 7)
– Basic	46,708	48,351
– Diluted	46,708	48,414

See accompanying notes

Consolidated Statements of Comprehensive Income

(U.S. dollars in thousands)

(Unaudited)

Three Months Ended March 31,	2008	2007
Net income	$6,597	$23,283
Other comprehensive income (loss):
Change in fair value of interest rate swaps, net of taxes and minority interest (note 12)	(332)	(59)
Foreign currency translation adjustment, net of minority interest (note 12)	35,171	10,363
Recognition of foreign currency translation gain in net income (note 12)	—	(652)
Comprehensive income	$41,436	$32,935

See accompanying notes

Consolidated Statements of Changes in Deficit

(U.S. dollars in thousands)

(Unaudited)

Three Months Ended March 31,	2008	2007
Deficit, beginning of period	$(58,436)	$(69,112)
Net income	6,597	23,283
Dividends	(7,006)	(7,255)
Deficit, end of period	$(58,845)	$(53,084)

See accompanying notes

Consolidated Statements of Cash Flows

(U.S. dollars in thousands)

(Unaudited)

	Consolidated (notes 1, 18)		Real Estate Business		Magna Entertainment Corp.
		(restated				(restated
		– note 4)				– note 4)
Three Months Ended March 31,	2008	2007	2008	2007	2008	2007
OPERATING ACTIVITIES
Income (loss) from continuing operations	$23,877	$24,323	$30,984	$23,671	$(7,373)	$35,496
Items not involving current cash flows (note 15)	23,631	21,550	12,136	10,951	12,692	(21,709)
Changes in non-cash balances (note 15)	(3,039)	(23,548)	4,672	7,697	(7,922)	(31,052)
Cash provided by (used in) operating activities	44,469	22,325	47,792	42,319	(2,603)	(17,265)
INVESTMENT ACTIVITIES
Real estate and fixed asset additions	(17,529)	(16,624)	(4,517)	(68,524)	(13,012)	(13,619)
Proceeds on disposal of real estate and fixed assets, net	1,492	2,774	—	838	1,492	65,886
Decrease (increase) in other assets	(700)	(995)	43	(2)	(743)	(993)
Loan advances to MEC, net	—	—	(20,034)	(10,278)	—	—
Loan repayments from MEC	—	—	2,478	506	—	—
Cash provided by (used in) investment activities	(16,737)	(14,845)	(22,030)	(77,460)	(12,263)	51,274
FINANCING ACTIVITIES
Proceeds from bank indebtedness	23,127	15,000	—	—	23,127	15,000
Repayment of bank indebtedness	(22,594)	(6,515)	—	—	(22,594)	(6,515)
Issuance of long-term debt, net	5,403	275	—	—	5,403	275
Repayment of long-term debt	(3,301)	(13,696)	(115)	(91)	(3,186)	(13,605)
Loan advances from MID, net	—	—	—	—	19,074	9,927
Loan repayments to MID	—	—	—	—	(2,215)	(355)
Issuance of shares	—	1,058	—	1,058	—	—
Cash provided by (used in) financing activities	2,635	(3,878)	(115)	967	19,609	4,727
Effect of exchange rate changes on cash and cash equivalents	3,365	1,229	3,308	1,336	57	(107)
Net cash flows provided by (used in) continuing operations	33,732	4,831	28,955	(32,838)	4,800	38,629
DISCONTINUED OPERATIONS
Cash provided by (used in) operating activities	(442)	90	—	—	(1,162)	(719)
Cash used in investing activities	(908)	(675)	—	—	(908)	(675)
Cash provided by (used in) financing activities	(29)	(19,679)	—	—	668	(19,830)
Net cash flows used in discontinued operations	(1,379)	(20,264)	—	—	(1,402)	(21,224)
Net increase (decrease) in cash and cash equivalents during the period	32,353	(15,433)	28,955	(32,838)	3,398	17,405
Cash and cash equivalents, beginning of period	154,860	250,255	110,945	191,866	43,915	58,389
Cash and cash equivalents, end of period	187,213	234,822	139,900	159,028	47,313	75,794
Less: cash and cash equivalents of discontinued operations, end of period	(9,631)	(11,777)	—	—	(9,631)	(11,777)
Cash and cash equivalents, of continuing operations end of period	$177,582	$223,045	$139,900	$159,028	$37,682	$64,017

See accompanying notes

Consolidated Balance Sheets

(Refer to note 1 – Basis of Presentation)

(U.S. dollars in thousands)

(Unaudited)

	Consolidated (notes 1, 18)		Real Estate Business		Magna Entertainment Corp.
		(restated -				(restated –
		notes 4, 5)				notes 4, 5)
	March	December	March	December	March	December
As at	31, 2008	31, 2007	31, 2008	31, 2007	31, 2008	31, 2007
ASSETS
Current assets:
Cash and cash equivalents	$177,582	$145,619	$139,900	$110,945	$37,682	$34,674
Restricted cash (note 18)	26,830	32,722	1,173	4,458	25,657	28,264
Accounts receivable	66,213	39,958	9,518	7,425	57,195	32,533
Loans receivable from MEC, net (note 18)	—	—	156,971	139,168	—	—
Due from MID (note 18)	—	—	—	—	1,174	4,464
Income taxes receivable	360	1,631	360	402	—	1,229
Prepaid expenses and other	21,233	17,173	660	1,206	20,670	16,335
Assets held for sale (note 5)	7,135	1,493	—	—	7,135	1,493
Discontinued operations (note 4)	28,390	24,724	—	—	28,390	24,724
	327,743	263,320	308,582	263,604	177,903	143,716
Real estate properties, net (note 8)	2,239,190	2,225,154	1,576,087	1,561,921	718,447	718,620
Fixed assets, net	83,700	86,196	400	445	83,300	85,751
Racing licences	109,868	109,868	—	—	109,868	109,868
Other assets	6,788	6,213	807	879	5,981	5,334
Loans receivable from MEC (note 18)	—	—	98,487	97,589	—	—
Deferred rent receivable	14,480	14,898	14,480	14,898	—	—
Future tax assets	44,329	45,118	5,372	5,497	38,957	39,621
Assets held for sale (note 5)	27,347	38,647	—	—	27,347	38,647
Discontinued operations (note 4)	82,741	110,927	—	—	82,807	110,999
	$2,936,186	$2,900,341	$2,004,215	$1,944,833	$1,244,610	$1,252,556
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank indebtedness (note 9)	$39,747	$39,214	$—	$—	$39,747	$39,214
Accounts payable and accrued liabilities	151,357	140,473	21,265	16,678	130,592	124,140
Dividends payable	7,006	—	7,006	—	—	—
Income taxes payable	16,753	13,040	16,193	13,040	560	—
Loan payable to MID, net (note 18)	—	—	—	—	155,851	137,002
Due to MEC (note 18)	—	—	1,174	4,464	—	—
Long-term debt due within one year (note 9)	13,327	11,142	3,922	488	9,405	10,654
Deferred revenue	7,927	6,189	1,335	2,078	6,683	4,339
Liabilities related to assets held for sale (note 5)	—	171	—	—	—	171
Discontinued operations (note 4)	52,603	47,981	—	—	53,020	48,378
	288,720	258,210	50,895	36,748	395,858	363,898
Long-term debt (note 9)	93,497	96,326	2,821	6,646	90,676	89,680
Senior unsecured debentures, net	257,257	267,578	257,257	267,578	—	—
Note obligations, net	216,322	216,050	—	—	216,322	216,050
Loan payable to MID, net (note 18)	—	—	—	—	67,416	67,107
Other long-term liabilities	25,400	24,105	—	—	25,400	24,105
Future tax liabilities	134,042	130,885	49,700	48,257	83,011	81,297
Minority interest	135,505	156,359	—	—	135,505	156,359
Liabilities related to assets held for sale (note 5)	876	876	—	—	876	876
Discontinued operations (note 4)	14,546	14,492	—	—	41,403	40,635
	1,166,165	1,164,881	360,673	359,229	1,056,467	1,040,007
Shareholders’ equity:
Share capital (note 10)	1,524,440	1,524,440
Contributed surplus (note 11)	27,648	27,517
Deficit	(58,845)	(58,436)
Accumulated other comprehensive income (note 12)	276,778	241,939
	1,770,021	1,735,460	1,643,542	1,585,604	188,143	212,549
	$2,936,186	$2,900,341	$2,004,215	$1,944,833	$1,244,610	$1,252,556

Commitments and contingencies (note 19)

See accompanying notes

Notes to Interim Consolidated Financial Statements

(All amounts in U.S. dollars and all tabular amounts in thousands unless otherwise noted)

(All amounts as at March 31, 2008 and December 31, 2007 and for the three-month periods ended March 31, 2008 and 2007 are unaudited)

1.              BASIS OF PRESENTATION

The unaudited interim consolidated financial statements include the accounts of MI Developments Inc. and its subsidiaries (collectively, “MID” or the “Company”).  MID is a real estate operating company that currently owns, leases, manages and develops a predominantly industrial rental portfolio leased primarily to Magna International Inc. and its automotive operating units (“Magna”).  MID also acquires land that it intends to develop for mixed-use and residential projects.  The Company also holds a controlling interest in Magna Entertainment Corp. (“MEC”), an owner and operator of horse racetracks and a supplier of live racing content to the inter-track, off-track and account wagering markets.  At March 31, 2008, the Company owned approximately 54% of MEC’s total equity, representing approximately 96% of the total voting power of its outstanding stock.  MEC’s results are consolidated with the Company’s results, with outside ownership accounted for as a minority interest.

(a)   Magna Entertainment Corp.

The results of operations and the financial position of MEC have been included in the unaudited interim consolidated financial statements on a going concern basis, which contemplates the realization of MEC’s assets and the discharge of MEC’s liabilities in the normal course of business for the foreseeable future.  MEC has incurred a net loss before minority interest recovery of $47.2 million for the three months ended March 31, 2008, and net losses before minority interest recovery of $68.8 million, $65.4 million and $107.4 million for the years ended December 31, 2007, 2006 and 2005, respectively.  At March 31, 2008, MEC had a working capital deficiency of $218.0 million and $229.1 million of debt scheduled to mature in the 12-month period ending March 31, 2009, including (i) amounts owing under MEC’s $40.0 million senior secured revolving credit facility with a Canadian financial institution (the “MEC Credit Facility”), which is scheduled to mature on May 23, 2008 (note 9), (ii) amounts owing under a bridge loan (the “MEC Bridge Loan”) of up to $80.0 million from a wholly-owned subsidiary of MID (the “MID Lender”), which is scheduled to mature on May 31, 2008 (note 18), and (iii) MEC’s obligation to repay $100.0 million of indebtedness under the Gulfstream Park project financing facility with the MID Lender by May 31, 2008 (note 18).  Accordingly, MEC’s ability to continue as a going concern is in substantial doubt and is dependent on MEC generating cash flows that are adequate to sustain the operations of the business, renewing or extending current financing arrangements and meeting its obligations with respect to secured and unsecured creditors, none of which is assured.  If MEC is unable to repay its obligations when due or meet required covenants in debt agreements, substantially all of its current and long-term debt will also become due on demand as a result of cross-default provisions within loan agreements, unless MEC is able to obtain waivers or extensions.  The availability of such waivers or extensions is not assured and, if available, the terms thereof are not yet determinable.  On September 12, 2007, MEC’s Board of Directors approved a debt elimination plan (the “MEC Debt Elimination Plan”) designed to eliminate MEC’s net debt by December 31, 2008 by generating funds from the sale of assets (notes 4 and 5), entering into strategic transactions involving certain of MEC’s racing, gaming and technology operations, and a possible future equity issuance.  The success of the MEC Debt Elimination Plan is not assured.  To address short-term liquidity concerns and provide sufficient time to implement the MEC Debt Elimination Plan, MEC arranged $100.0 million of funding in September 2007, comprised of (i) a $20.0 million private placement of MEC’s Class A Subordinate Voting Stock (“MEC Class A Stock”) to Fair Enterprise Limited (“FEL”), a company that forms part of an estate planning vehicle for the family of Mr. Frank Stronach, the Company’s Chairman and the Chairman and Interim Chief Executive Officer of MEC, completed in October 2007; and (ii) the MEC Bridge Loan.  Although MEC continues to implement the MEC Debt Elimination Plan, the sale of assets under the MEC Debt Elimination Plan is taking longer than originally contemplated.  As a result, MEC will likely need to seek additional funds in the short-term from one or more possible sources, which may include the Company.  The availability of such additional funds is not assured and, if available, the terms thereof are not yet determinable.  These unaudited interim consolidated financial statements do not give effect to any adjustments to recorded amounts and their classification which would be necessary should MEC be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the unaudited interim consolidated financial statements.

The uncertainty regarding MEC’s ability to continue as a going concern does not impact the realization of the Company’s assets and discharge of its liabilities in the normal course of its real estate business.  MID’s real estate business has not guaranteed any of MEC’s indebtedness.

MEC’s racing business is seasonal in nature and racing revenues and operating results for any quarter will not be indicative of the racing revenues and operating results for the year.  MEC’s racing operations have historically operated at a loss in the second half of the year, with the third quarter typically generating the largest operating loss.  This seasonality has resulted in large quarterly fluctuations in MEC’s revenues and operating results.

(b)   Consolidated Financial Statements

The unaudited interim consolidated financial statements have been prepared in U.S. dollars following Canadian generally accepted accounting principles (“GAAP”) and the accounting policies as set out in the annual consolidated financial statements for the year ended December 31, 2007, except as disclosed in note 2.

The unaudited interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements.  Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2007.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments necessary to present fairly the financial position at March 31, 2008 and 2007, and the results of operations and cash flows for the three-month periods ended March 31, 2008 and 2007.

Financial data and related measurements are presented on the consolidated statements of income (loss), consolidated statements of cash flows, and consolidated balance sheets in two categories, “Real Estate Business” and “Magna Entertainment Corp.”, which correspond to the Company’s reporting segments as described in note 17 to the unaudited interim consolidated financial statements.  Transactions and balances between the “Real Estate Business” and “Magna Entertainment Corp.” segments have not been eliminated in the presentation of each segment’s financial data and related measurements.  However, the effects of transactions between these two segments, which are further described in note 18, are eliminated in the consolidated results of operations and financial position of the Company.

The Company has reclassified certain prior period amounts to reflect the restatement for MEC’s discontinued operations (note 4) and assets held for sale (note 5).

2.     ACCOUNTING CHANGES

(a)   Financial Instruments – Disclosure and Presentation

In December 2006, the Canadian Institute of Chartered Accountants (the “CICA”) issued additional disclosure and presentation standards for financial instruments in Handbook Sections 3862, “Financial Instruments – Disclosure”, and 3863, “Financial Instruments – Presentation”, which replace Handbook Section 3861, “Financial Instruments – Disclosure and Presentation”.  The Company has adopted these new standards effective January 1, 2008.  Handbook Section 3862 requires increased disclosure relating to the risks associated with financial instruments and the Company’s approach to managing those risks.  Handbook Section 3863 maintains the presentation requirements of Handbook Section 3861.

Certain disclosures regarding the Company’s consolidated financial instruments were previously made in notes 1, 2, 9, 10, 11, 18 and 23 to the annual consolidated financial statements for the year ended December 31, 2007 and do not differ materially at March 31, 2008, except as disclosed in notes 9, 14, 16 and 19 to the unaudited interim consolidated financial statements.  The additional disclosures required by Handbook Section 3862 have been made in notes 14 and 16 to the unaudited interim consolidated financial statements.  The adoption of Handbook Section 3863 did not have any impact on the Company’s unaudited interim consolidated financial statements.

(b)   Capital Disclosures

The CICA issued Handbook Section 1535, “Capital Disclosures”, in December 2006, which requires that the Company disclose its objectives, policies and processes for managing capital (which it must define), as well as certain quantitative data.  Handbook Section 1535 also requires the disclosure of any externally-imposed capital requirements, whether the entity has complied with them and, if not, the consequences of such non-compliance.  The Company adopted the requirements of Handbook Section 1535 on January 1, 2008 and the required disclosures are contained in note 14 to the unaudited interim consolidated financial statements.

(c)          Going Concern

In June 2007, the CICA amended Handbook Section 1400, “General Standards of Financial Statement Presentation”, to include going concern requirements.  The amendments require management to make an assessment of an entity’s ability to continue as a going concern and to disclose material uncertainties related to events or conditions that may cast doubt upon the entity’s ability to continue as a going concern.  In doing so, management must take into account information about the future, which is at least, but not limited to, 12 months from the balance sheet date.  The Company’s adoption on January 1, 2008 of the amendments to Handbook Section 1400 did not have any impact on the Company’s unaudited interim consolidated financial statements or the disclosure contained in note 1 to the unaudited interim consolidated financial statements.

3.     SHAREHOLDER PROPOSALS

(a)          Greenlight Litigation and Proposal

On August 2, 2005, Greenlight Capital, Inc. and certain of its affiliates (“Greenlight”) filed an oppression application in the Ontario Superior Court of Justice against the Company and certain of its current and former directors and officers.  The hearing of the application concluded on March 1, 2006 and on October 30, 2006, the Ontario Superior Court of Justice dismissed the oppression application.  On November 29, 2006, Greenlight filed a Notice of Appeal with the Ontario Divisional Court.  The appeal hearing took place in April 2008 and the Divisional Court reserved judgment on the matter.  The Company considers Greenlight’s oppression claim to be without merit and, together with the other respondents, vigorously defended against the appeal.

On March 7, 2008, MID received a shareholder proposal from Greenlight for consideration at MID’s May 2008 Annual and Special Meeting (the “Greenlight Proposal”).  The full text of the Greenlight Proposal and statements from each of Greenlight and the Company’s Board of Directors (the “Board”) are included in Exhibit C to the Company’s Management Information Circular filed on April 11, 2008, which can be found on the Company’s website at www.midevelopments.com and on SEDAR at www.sedar.com.

The Company has been advised that the Stronach Trust and other associates of Mr. Frank Stronach (note 18) intend to vote against the Greenlight Proposal and, given that these entities control a majority of the votes attaching to the Company’s shares, this means that the Greenlight Proposal will be defeated.

(b)   Reorganization Proposal

On March 31, 2008, MID received a reorganization proposal on behalf of various shareholders of MID, including entities affiliated with the Stronach Trust (the “Stronach Group”), MID’s controlling shareholder (note 18).  The stated objective of the reorganization is to (a) effect a substantial cash distribution to MID shareholders and (b) create a focused real estate investment vehicle, which will distribute 80% of its available cash flow, in which the interests of all shareholders will be fully aligned.

The principal components of the reorganization proposal include:

•        Holders of MID Class A Subordinate Voting Shares and MID Class B Shares would exchange their existing MID shares for $15.50 in cash and shares of a new public company (“New MID”).

•        New MID would be owned approximately 80% by the former public shareholders, 10% by the Stronach Group and 10% by Magna.

•        MID’s multiple voting share structure would be eliminated, with all of New MID’s common shares carrying one vote per share and being equal in all respects except for Board nomination rights.

•        The New MID Board of Directors would consist of nine members – five nominated by the Stronach Group and Magna, and four nominated by the public shareholders.  Major decisions would require approval by more than two-thirds of the New MID Board.

•        MID’s controlling equity investment in MEC would be sold to an entity to be identified by the Stronach Group for $25.0 million in cash.

•      MID would transfer to a new limited partnership all of the MID Lender’s loans to MEC and its subsidiaries (comprised of the MEC Bridge Loan and the MEC Project Financing Facilities as defined in note 18), $150.0 million in cash (subject to adjustment if the amount of the MID Lender’s loans to MEC is more or less than $247.0 million) and certain of MID’s development lands in Aurora, Ontario.  The Stronach Group would control the limited partnership through a 51% ownership interest and as general partner would have exclusive control and authority over all activities of the limited partnership.  Unless consented to by more than two-thirds of the New MID Board of Directors, the limited partnership would be wound up after five years.  New MID’s public shareholders would hold special shares that would provide them with a 49% interest in the limited partnership.  The Stronach Group would invest an additional $25.0 million as part of the proposed reorganization.

•      New MID would be prohibited from entering into any future transactions with MEC or the limited partnership without the unanimous consent of New MID’s Board of Directors.

•      New MID would alter its capital structure by significantly increasing its credit facilities to $1.1 billion.  Magna would be asked to guarantee a $1.0 billion five-year term loan in exchange for a guarantee fee from New MID.  Magna would pay an amount equal to the guarantee fee for its 10% interest in New MID.  UBS Securities LLC and Bank of Montreal have provided a highly confident letter concerning the term loan.

•      New MID would distribute at least 80% of its available annual cash flow to its shareholders.

•        New MID and Magna would agree to negotiate a new leasing framework which is intended to be mutually beneficial without changing the current economics of MID’s existing leases.

The proposed reorganization would be carried out by way of a court-approved plan of arrangement under Ontario law, requiring at least two-thirds of the votes cast by each class of MID’s shareholders in favour of the proposal at a special meeting of shareholders to consider the proposal.  In addition, the proposal would be subject to applicable regulatory approvals, including those contained in Multilateral Instrument 61-101.  The proposal contemplates MID calling by May 30, 2008 a special meeting to consider the reorganization and closing the transaction no later than July 30, 2008.

Institutional holders of MID Class A Subordinate Voting Shares holding an aggregate of over 50% of the outstanding MID Class A Subordinate Voting Shares have agreed to support the proposed reorganization.  In addition, holders of MID Class B Shares (including the Stronach Group) representing an aggregate of approximately 95% of the class have agreed to support the proposal.

In addition, the proposed reorganization is conditional on, among other things, Magna’s participation in the proposed transaction and the provision of the guarantee of the New MID term loan by Magna, the closing of the New MID loan facilities, the finalization of definitive documentation and dissent rights not being exercised by holders of more than 10% of the MID Class A Subordinate Voting Shares.

Magna has not made any commitment to participate in the reorganization proposal. MID has advised Magna of the receipt of the proposal and has requested that the Magna Board of Directors review the proposal and advise MID following its review as to its willingness to participate in the proposal. There can be no assurance that Magna will agree to participate in the transaction or the terms on which it might agree to participate.

The Board has not yet made any decisions or recommendations with respect to the reorganization proposal and has constituted a Special Committee of the Board to review and make recommendations relating thereto.  The proposal is subject to certain material conditions, some of which are beyond MID’s control, and there can be no assurance that the transaction contemplated by the reorganization proposal will be completed.  The unaudited interim consolidated financial statements do not reflect any adjustments that may be required should the reorganization proposal be completed.

4.              DISCONTINUED OPERATIONS

In connection with the MEC Debt Elimination Plan, MEC announced that it intends to sell Great Lakes Downs in Michigan, Thistledown in Ohio and its interest in Portland Meadows in Oregon.  MEC also announced that it intends to explore the sale of Remington Park, a horseracing and gaming facility in Oklahoma City.

In September 2007, MEC engaged a U.S. investment bank to assist in soliciting potential purchasers and managing the sale process for certain assets covered by the MEC Debt Elimination Plan.  In October 2007, the U.S. investment bank began marketing Thistledown and Remington Park for sale and initiated an active program to locate potential buyers.

In October 2007, the Great Lakes Downs property was listed for sale with a real estate broker.  The race meet at that facility concluded on November 4, 2007 and the facility was then closed.  In order to facilitate the sale of this property, MEC re-acquired Great Lakes Downs from Richmond Racing Co., LLC in December 2007 pursuant to a prior existing option right.

In November 2007, MEC began marketing its interest in Portland Meadows for sale and an active program to locate a potential buyer was initiated.

MEC owns Magna Racino™, a horse racetrack and associated entertainment facility in Ebreichsdorf, Austria.  In March 2008, MEC committed to a plan to sell Magna Racino™.  MEC has initiated an active program to locate potential buyers and has begun marketing the assets for sale.

MEC’s results of operations related to discontinued operations for the three-month periods ended March 31, 2008 and 2007, and MEC’s assets and liabilities related to discontinued operations as at March 31, 2008 and December 31, 2007, are shown in the following tables:

Three Months Ended March 31,	2008	2007
Revenues	$29,755	$29,972
Costs and expenses	29,269	30,310
	486	(338)
Depreciation and amortization	605	1,764
Interest expense, net	1,080	1,139
Write-down of long-lived assets (note 6)	32,294	—
Loss before minority interest	(33,493)	(3,241)
Minority interest	(15,450)	(1,349)
MEC’s loss from discontinued operations	(18,043)	(1,892)
Eliminations (note 18)	763	852
Consolidated loss from discontinued operations	$(17,280)	$(1,040)

	March	December
As at	31, 2008	31, 2007
ASSETS
Current assets:
Cash and cash equivalents	$9,631	$9,241
Restricted cash	12,092	7,069
Accounts receivable	3,842	6,602
Prepaid expenses and other	2,825	1,812
	28,390	24,724
Real estate properties, net	58,122	81,035
Fixed assets, net	11,032	16,295
Other assets	106	122
Future tax assets	13,547	13,547
	82,807	110,999
MEC’s assets related to discontinued operations	111,197	135,723
Eliminations (note 16)	(66)	(72)
Consolidated assets related to discontinued operations	$111,131	$135,651
LIABILITIES
Current liabilities:
Accounts payable and accrued liabilities	$24,294	$21,446
Income taxes payable	3,436	3,182
Long-term debt due within one year	23,664	22,096
Loan payable to MID	417	397
Deferred revenue	1,209	1,257
	53,020	48,378
Long-term debt	91	115
Loan payable to MID, net	26,857	26,143
Other long-term liabilities	908	830
Future tax liabilities	13,547	13,547
	41,403	40,635
MEC’s liabilities related to discontinued operations	94,423	89,013
Eliminations (note 18)	(27,274)	(26,540)
Consolidated liabilities related to discontinued operations	$67,149	$62,473

5.     ASSETS HELD FOR SALE

(a)   In November and December 2007, MEC entered into sale agreements for three parcels of excess real estate comprising approximately 825 acres in Porter, New York, subject to the completion of due diligence by the purchasers and customary closing conditions.  The sale of one parcel was completed in December 2007 for cash consideration of $0.3 million, net of transaction costs, and the sales of the two remaining parcels were completed in January 2008 for total cash consideration of $1.5 million, net of transaction costs.  At December 31, 2007, the two parcels of excess real estate for which the sale had not been completed were included in MEC’s “assets held for sale” on the Company’s consolidated balance sheet.  The net proceeds received on closing were used to repay a portion of the MEC Bridge Loan (note 18) during the three months ended March 31, 2008.

(b)   On December 21, 2007, MEC entered into an agreement to sell 225 acres of excess real estate located in Ebreichsdorf, Austria to a subsidiary of Magna, a related party, for a purchase price of 20.0 million euros ($31.6 million).  The closing of the transaction occurred in April 2008 and MEC used 7.5 million euros of the net proceeds to repay a portion of a 15.0 million euro term loan facility and the remaining portion of the net proceeds to repay $19.8 million of the MEC Bridge Loan (note 18).

(c)   On August 9, 2007, MEC announced its intention to sell real estate properties located in Dixon, California and Ocala, Florida.  In addition, in March 2008, MEC committed to a plan to sell excess real estate in Oberwaltersdorf, Austria. MEC has initiated an active program to locate potential buyers for these properties and has listed the properties for sale.

Under the terms of the MEC Bridge Loan, MEC is required to use the net proceeds from the sale of these properties, after repayment of certain prior ranking indebtedness of MEC, to pay down principal amounts outstanding under the MEC Bridge Loan and the amount of such net proceeds will permanently reduce the committed amount of the MEC Bridge Loan.

(d)   The MEC Debt Elimination Plan also contemplates the sale of real estate properties located in Aventura and Hallandale, Florida, both adjacent to Gulfstream Park, and Anne Arundel County, Maryland, adjacent to Laurel Park.  MEC has also announced that it intends to explore selling its membership interests in the mixed-use developments at Gulfstream Park racetrack in Florida and Santa Anita Park racetrack in California that it is pursuing under joint venture arrangements with Forest City Enterprises, Inc. (“Forest City”) and Caruso Affiliated (“Caruso”), respectively.  MEC has also announced that it intends to explore other strategic transactions involving other racing, gaming and technology operations.  These potential transactions may include: partnerships or joint ventures in respect of the existing gaming facility at Gulfstream Park; partnerships or joint ventures in respect of potential alternative gaming operations at other MEC racetracks that currently do not have gaming operations; and transactions involving MEC’s technology operations, which may include one or more of the assets that comprise MEC’s PariMax business.

At March 31, 2008, all of the criteria required to classify an asset as held for sale, or operations as discontinued operations (note 4), in accordance with GAAP were not met in relation to the assets and operations described in the preceding paragraph and, accordingly, these assets and operations continue to be classified as held and in use.

MEC’s assets classified as held for sale and corresponding liabilities, related to the transactions described in sections (a), (b), and (c) above, at March 31, 2008 and December 31, 2007, are shown in the table below.

		(restated –
		note 5(c))
	March	December
As at	31, 2008	31, 2007

ASSETS
Current assets:
Real estate properties, net
Porter, New York	$—	$1,493
Ebreichsdorf, Austria	7,135	—
	7,135	1,493

Real estate properties, net
Dixon, California (note 6)	14,139	19,139
Ocala, Florida	8,407	8,407
Oberwaltersdorf, Austria	4,801	4,482
Ebreichsdorf, Austria	—	6,619
	27,347	38,647
	$34,482	$40,140

LIABILITIES
Current liabilities:
Future tax liabilities	$—	$171
Future tax liabilities	876	876
	$876	$1,047

6.     WRITE-DOWN OF MEC’S LONG-LIVED ASSETS

When long-lived assets are identified as held for sale, the carrying value is reduced, if necessary, to the estimated net realizable value.  Net realizable value is evaluated at each interim reporting period based on discounted net future cash flows of the assets and, if appropriate, appraisals and/or estimated net sales proceeds from pending offers.

Write-downs relating to long-lived assets have been recognized as follows:

Three Months Ended March 31,	2008	2007

Assets Held For Sale (note 5)
Dixon, California(i)	$5,000	$—

Discontinued Operations (note 4)
Magna Racino™(ii)	$29,195	$—
Portland Meadows(iii)	3,099	—
	$32,294	$—

(i)    As a result of significant weakness in the Northern California real estate market and the U.S. financial market, MEC recorded an impairment charge of $5.0 million related to the Dixon, California real estate property in the three months ended March 31, 2008, which represents the excess of the carrying value of the asset over the estimated net realizable value.

(ii)   As a result of the classification of Magna RacinoTM as discontinued operations, MEC recorded an impairment charge, included in discontinued operations, of $29.2 million in three months ended March 31, 2008, which represents the excess of the carrying value of the assets over the estimated net realizable value.

(iii)  In June 2003, the Oregon Racing Commission (“ORC”) adopted regulations that permitted wagering through instant racing terminals as a form of pari-mutuel wagering at Portland Meadows (the “Instant Racing Rules”).   In September 2006, the ORC granted a request by Portland Meadows to offer instant racing under its 2006-2007 race meet licence.   In June 2007, the ORC, acting under the advice of the Oregon Attorney General, temporarily suspended and began proceedings to repeal the Instant Racing Rules.   In September 2007, the ORC denied a request by Portland Meadows to offer instant racing under its 2007-2008 race meet licence.   In response to this denial, MEC requested the holding of a contested case hearing, which took place in January 2008.   On February 27, 2008, the Office of Administrative Hearings released a proposed order in MEC’s favour, approving instant racing as a legal form of wager at Portland Meadows.  However, on April 25, 2008, the ORC issued an order rejecting that recommendation.   Based primarily on the ORC’s order to reject the Office of Administrative Hearings’ recommendation, MEC recorded an impairment charge of $3.1 million, included in discontinued operations, in the three months ended March 31, 2008 related to the instant racing terminals and build-out of the instant racing facility.

7.     EARNINGS (LOSS) PER SHARE

Diluted earnings (loss) per share for the three-month periods ended March 31, 2008 and 2007 are computed as follows:

Three Months Ended March 31,	2008	2007

Income from continuing operations	$23,877	$24,323
Loss from discontinued operations	(17,280)	(1,040)
Net income	$6,597	$23,283

Weighted average number of Class A
Subordinate Voting and Class B Shares
outstanding during the period (thousands)	46,708	48,351
Stock options (thousands)	—	63
	46,708	48,414

Diluted earnings (loss) per Class A
Subordinate Voting or Class B Share
– from continuing operations	$0.51	$0.50
– from discontinued operations	(0.37)	(0.02)
	$0.14	$0.48

The computation of diluted earnings (loss) per share for the three months ended March 31, 2008 excludes the effect of the potential exercise of 516,544 (2007 – nil) options to acquire Class A Subordinate Voting Shares of the Company because the effect would be anti-dilutive.

8.     REAL ESTATE PROPERTIES

		(restated –
		notes 4, 5)
	March	December
As at	31, 2008	31, 2007

Real Estate Business

Revenue-producing properties
Land	$233,216	$226,269
Buildings, parking lots and roadways – cost	1,478,149	1,444,241
Buildings, parking lots and roadways – accumulated depreciation	(364,051)	(345,825)
	1,347,314	1,324,685

Development properties
Land and improvements	225,129	226,248
Properties under development	2,253	9,541
	227,382	235,789
Properties held for sale	1,391	1,447
	1,576,087	1,561,921

MEC

Revenue-producing racetrack properties
Land and improvements	164,865	164,856
Buildings – cost	549,008	544,543
Buildings – accumulated depreciation	(119,211)	(113,620)
Construction in progress	43,622	42,666
	638,284	638,445
Under-utilized racetrack real estate	76,130	76,130

Revenue-producing non-racetrack properties
Land and improvements	183	2,015
Buildings – cost	3,954	2,123
Buildings – accumulated depreciation	(104)	(93)
	4,033	4,045
	718,447	718,620
Eliminations (note 18)	(55,344)	(55,387)
Consolidated	$2,239,190	$2,225,154

9.     BANK INDEBTEDNESS AND LONG-TERM DEBT

(a)   During the three months ended March 31, 2008, the maturity date of the $40.0 million MEC Credit Facility was extended from March 31, 2008 to April 30, 2008.  The maturity date was further extended to May 23, 2008 subsequent to quarter-end.  Borrowings under the MEC Credit Facility are available by way of U.S. dollar loans and letters of credit, each bearing interest at the U.S. base rate plus 5.0% or the London Interbank Offered Rate (“LIBOR”) plus 6.0%.  Loans under the MEC Credit Facility are collateralized by a first charge on the assets of Golden Gate Fields and a second charge on the assets of Santa Anita Park, and are guaranteed by certain of MEC’s subsidiaries.  At March 31, 2008, MEC had borrowed $34.9 million (December 31, 2007 – $34.9 million) under the MEC Credit Facility and had issued letters of credit totalling $3.4 million (December 31, 2007 – $4.3 million), such that $1.7 million was unused and available.  The weighted average interest rate on the borrowings outstanding under the MEC Credit Facility at March 31, 2008 was 8.7% (December 31, 2007 – 11.0%).

At March 31, 2008, MEC was not in compliance with one of the financial covenants of the MEC Credit Facility.  A waiver was obtained from the lender on April 30, 2008 for the financial covenant breach at March 31, 2008.

(b)   MEC’s wholly-owned subsidiary AmTote International, Inc. (“AmTote”) has three financing arrangements: (i) a $3.0 million revolving credit facility to finance working capital requirements (the “AmTote Credit Facility”), (ii) a $4.2 million term loan (the “AmTote Term Loan”), and (iii) a term loan of up to $10.0 million to finance up to 80% of eligible capital costs related to tote service contracts (the “AmTote Equipment Loan”).  Borrowings under the AmTote Credit Facility are available by way of U.S. dollar loans and letters of credit, bearing interest at LIBOR plus 2.8%.  Borrowings under the AmTote Term Loan and the AmTote Equipment Term Loan bear interest at LIBOR plus 3.0%.  The AmTote Credit Facility, AmTote Term Loan and AmTote Equipment Term Loan were scheduled to mature on May 1, 2008, May 11, 2011 and May 11, 2012, respectively, but on April 30, 2008, the maturity dates were amended to May 30, 2008 for the AmTote Credit Facility and May 30, 2009 for both term loan facilities. The AmTote Credit Facility and both term loan facilities are collateralized by a first charge on AmTote’s assets and a pledge of the stock of AmTote.  At March 31, 2008, AmTote had borrowed $2.2 million (December 31, 2007 – $0.8 million) under the AmTote Credit Facility with a weighted average interest rate of 5.6% (December 31, 2007 – 7.7%).  At March 31, 2008, $3.1 million and $2.7 million (December 31, 2008 – $3.3 million and $2.0 million) was outstanding under the AmTote Term Loan and the AmTote Equipment Term Loan, respectively.

10.  SHARE CAPITAL

Changes in the Company’s Class A Subordinate Voting Shares and Class B Shares are shown in the following table:

	Class A Subordinate
	Voting Shares		Class B Shares		Total
		Stated		Stated		Stated
	Number	Value	Number	Value	Number	Value

Shares issued and outstanding, December 31, 2006	47,782,908	1,559,476	547,413	17,866	48,330,321	1,577,342
Issued on exercise of stock options	38,456	1,303	—	—	38,456	1,303

Shares issued and outstanding, March 31, 2007 and June 30, 2007	47,821,364	1,560,779	547,413	17,866	48,368,777	1,578,645
Shares purchased for cancellation	(485,700)	(15,853)	—	—	(485,700)	(15,853)

Shares issued and outstanding, September 30, 2007	47,335,664	1,544,926	547,413	17,866	47,883,077	1,562,792
Shares purchased for cancellation	(1,175,100)	(38,352)	—	—	(1,175,100)	(38,352)

Shares issued and outstanding, December 31, 2007 and March 31, 2008	46,160,564	$1,506,574	547,413	$17,866	46,707,977	$1,524,440

Pursuant to the terms of a normal course issuer bid program for which the Company received approval from the Toronto Stock Exchange (“TSX”) on September 29, 2006, the Company was authorized, from October 4, 2006 to October 3, 2007, to purchase for cancellation, through the facilities of the TSX and the New York Stock Exchange (“NYSE”), up to 3,257,895 Class A Subordinate Voting Shares, being 10% of the Public Float, as such term is defined by the TSX.

Pursuant to the terms of a normal course issuer bid program for which the Company received approval from the TSX on October 2, 2007, the Company is authorized, during the 12-month period commencing October 8, 2007 and ending October 7, 2008, to purchase for cancellation, through the facilities of the TSX and the NYSE, up to 2,531,354 Class A Subordinate Voting Shares, being 10% of the Public Float.

During 2007, the Company purchased an aggregate of 1,660,800 Class A Subordinate Voting Shares for cancellation under these programs.  The price that MID pays for shares purchased pursuant to the bids is the market price at the time of acquisition.  No shares have been purchased thus far for cancellation in 2008 and the Company remains authorized to purchase for cancellation up to 1,696,654 Class A Subordinate Voting Shares under the normal course issuer bid program ending October 7, 2008.

11.  CONTRIBUTED SURPLUS

Changes in the Company’s contributed surplus are shown in the following table:

Three Months Ended March 31,	2008	2007
Contributed surplus, beginning of period	$27,517	$2,667
Stock-based compensation	131	125
Transfer to share capital on exercise of stock options	—	(245)
Contributed surplus, end of period	$27,648	$2,547

12.       ACCUMULATED OTHER COMPREHENSIVE INCOME

Changes in the Company’s accumulated other comprehensive income are shown in the following table:

Three Months Ended March 31,	2008	2007
Accumulated other comprehensive income, beginning of period	$241,939	$166,553
Change in fair value of interest rate swaps, net of taxes and minority interest	(332)	(59)
Foreign currency translation adjustment, net of minority interest (i)	35,171	10,363
Recognition of foreign currency translation gain in net income (ii)	—	(652)
Accumulated other comprehensive income, end of period (iii)	$276,778	$176,205

(i)

During the three-month periods ended March 31, 2008 and 2007, the Company reported unrealized foreign currency translation net gains related to its self-sustaining operations having functional currencies other than the U.S. dollar. The gain from the appreciation of the euro against the U.S. dollar in the three months ended March 31, 2008 was partially offset by unrealized foreign currency translation losses related to the reporting of the Company’s Canadian operations due to the weakening of the Canadian dollar against the U.S. dollar during this period. The gain in the three months ended March 31, 2007 is primarily due to the strengthening against the U.S. dollar of the euro and the Canadian dollar.

(ii)

Included in the Real Estate Business’ “other gains, net” for the three months ended March 31, 2007 is a $0.7 million currency translation net gain realized from capital transactions that gave rise to a reduction in the net investment in certain foreign operations.

(iii)	Accumulated other comprehensive income consists of:

	March	December
As at	31, 2008	31, 2007
Foreign currency translation adjustment, net of minority interest	$277,535	$242,369
Fair value of interest rate swaps, net of taxes and minority interest	(757)	(430)
	$276,778	$241,939

13.       STOCK-BASED COMPENSATION

(a)          On August 29, 2003, MID’s Board of Directors approved the Incentive Stock Option Plan (the “MID Plan”), which allows for the grant of stock options or stock appreciation rights to directors, officers, employees and consultants. Amendments to the MID Plan were approved by the Company’s shareholders at the May 11, 2007 Annual and Special Meeting, and became effective on June 6, 2007.  At December 31, 2007, a maximum of 2.61 million MID Class A Subordinate Voting Shares are available to be issued under the MID Plan.

MID has granted stock options to certain directors and officers to purchase MID’s Class A Subordinate Voting Shares. Such options have generally been granted with 1/5th of the options vesting on the date of grant and the remaining options vesting over a period of four years at a rate of 1/5th on each anniversary of the date of grant. Options expire on the tenth anniversary of the date of grant, subject to earlier cancellation in the events specified in the stock option agreement entered into by MID with each recipient of options.

A reconciliation of the changes in stock options outstanding is presented below:

	2008		2007
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
		Price		Price
	Number	(Cdn. $)	Number	(Cdn. $)
Stock options outstanding, January 1	516,544	35.09	465,000	36.08
Exercised	—	—	(38,456)	32.19
Stock options outstanding, March 31	516,544	35.09	426,544	36.43
Stock options exercisable, March 31	326,544	34.66	208,544	34.68

The Company estimates the fair value of stock options granted at the date of grant using the Black-Scholes option valuation model.  The Black-Scholes option valuation model was developed for use in estimating the fair value of freely traded options, which are fully transferable and have no vesting restrictions. In addition, this model requires the input of subjective assumptions, including expected dividend yields, future stock price volatility and expected time until exercise.  Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on market conditions outside of the Company’s control.  Because the Company’s outstanding stock options have characteristics that are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide the only measure of the fair value of the Company’s stock options.

Effective November 3, 2003, MID established a Non-Employee Director Share-Based Compensation Plan (the “DSP”), which provides for a deferral of up to 100% of each outside director’s total annual remuneration from the Company, at specified levels elected by each director, until such director ceases to be a director of the Company.  The amounts deferred are reflected by notional deferred share units (“DSUs”) whose value reflects the market price of the Company’s Class A Subordinate Voting Shares at the time that the particular payment(s) to the director is determined.  The value of a DSU will appreciate or depreciate with changes in the market price of the Class A Subordinate Voting Shares.  The DSP also takes into account any dividends paid on the Class A Subordinate Voting Shares.  Effective January 1, 2005, all directors were required to receive at least 50% of their Board and Committee compensation fees (excluding Special Committee fees, effective January 1, 2006) in DSUs.  On January 1, 2008, the DSP was amended such that this 50% minimum requirement is only applicable to Board retainer fees.  Under the DSP, when a director leaves the Board, the director receives a cash payment at an elected date equal to the value of the accrued DSUs at such date.  There is no option under the DSP for directors to receive Class A Subordinate Voting Shares in exchange for DSUs.  A reconciliation of the changes in DSUs outstanding is presented below:

	2008	2007
DSUs outstanding, January 1	41,452	27,319
Granted	6,012	4,241
DSUs outstanding, March 31	47,464	31,560

During the three months ended March 31, 2008, the Real Estate Business recognized stock-based compensation expense of $0.2 million (2007 – $0.3 million), which includes $33 thousand (2007 – $0.2 million) pertaining to DSUs.

(b)         MEC has a long-term incentive plan (the “MEC Plan”), adopted in 2000 and amended in 2007, which allows for the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, bonus stock and performance shares to MEC’s directors, officers, employees, consultants, independent contractors and agents.  A maximum of 9.2 million shares of MEC Class A Stock are available to be issued under the MEC Plan, of which 7.8 million are available for issuance pursuant to stock options and tandem stock appreciation rights and 1.4 million are available for issuance pursuant to any other type of award under the MEC Plan.

Under a 2005 incentive compensation program (the “MEC Program”), MEC awarded performance shares of MEC Class A Stock to certain of MEC’s officers and key employees.  The number of shares of MEC Class A Stock underlying the 2005 Performance Share Awards was based either on a percentage of a guaranteed bonus or a percentage of total 2005 compensation divided by the market value of the stock on the date the MEC Program was approved by the Compensation Committee of MEC’s Board of Directors.  The 2005 Performance Share Awards vested over a six or eight month period to December 31, 2005 and were distributed, subject to certain conditions, in two equal instalments.  The first distribution date occurred in March 2006 and the second distribution date occurred in March 2007.

For 2006, MEC continued the MEC Program as described in the preceding paragraph.  The program was similar in all respects except that the performance shares granted in 2006 vested over a 12-month period to December 31, 2006 and were distributed, subject to certain conditions, prior to March 31, 2007.

Accordingly, for the three months ended March 31, 2007, MEC issued 174,749 of these vested performance share awards with a stated value of $0.6 million and 6,477 performance share awards were forfeited.  No performance share awards remain to be issued under the 2005 and 2006 incentive compensation arrangements subsequent to March 31, 2007.  MEC did not continue its performance share award program subsequent to 2006.

During the three months ended March 31, 2007, MEC issued 30,941 shares of MEC Class A Stock with a stated value of $0.1 million to MEC’s directors in payment of services rendered.

MEC grants stock options (“MEC Stock Options”) to certain directors, officers, key employees and consultants to purchase shares of MEC Class A Stock.  All MEC Stock Options give the grantee the right to purchase MEC Class A Stock at a price no less than the fair market value of such stock at the date of grant.  Generally, MEC Stock Options under the MEC Plan vest over a period of two to six years from the date of grant at rates of 1/7th to 1/3rd per year and expire on or before the tenth anniversary of the date of grant, subject to earlier cancellation upon the occurrence of certain events specified in the stock option agreements entered into by MEC with each recipient of MEC Stock Options.  A reconciliation of the changes in MEC Stock Options outstanding is presented below:

	2008		2007
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Number	Price $	Number	Price $
MEC Stock Options outstanding, January 1	4,950,000	5.82	4,905,000	6.08
Forfeited or expired	(200,000)	5.56	(166,000)	6.74
MEC Stock Options outstanding, March 31	4,750,000	5.83	4,739,000	6.06

MEC Stock Options exercisable, March 31	4,348,334	5.99	4,290,968	6.06

The fair value of MEC Stock Options granted is estimated at the date of grant using the Black-Scholes option valuation model, which requires the use of subjective assumptions and may not necessarily provide the only measure of the fair value of MEC Stock Options (as described further in note 13(a)).

During the three months ended March 31, 2008, MEC recognized total stock-based compensation expense of $44 thousand (2007 – $0.2 million) relating to performance share awards, director compensation and stock options under the MEC Plan.

14.       CAPITAL MANAGEMENT AND LIQUIDITY

The capital resources managed by the Company include:

•                  cash and cash equivalents;

•                  credit facilities;

•                  long-term debt;

•                  additional borrowing capacity; and

•                  shareholders’ equity.

Each of the Company’s reportable segments (note 17) has different capital management objectives.

Real Estate Business

The Real Estate Business’ objectives when managing capital include ensuring that there are adequate capital resources to sustain operations and maintaining a capital structure that allows the Real Estate Business to take advantage of suitable investment opportunities as they arise.  The Real Estate Business monitors its capital based on its ratio of debt to total capitalization, which it regards as a measure of its ability to access additional capital as required.  The Real Estate Business must also comply with the terms of its debt agreements, including its $50.0 million unsecured revolving credit facility (the “MID Credit Facility”) and the trust indenture for its Cdn. $265.0 million senior unsecured debentures (the “Debentures”), which include the following limitations:

•                  secured indebtedness not to exceed 15% of net tangible assets;

•                  funded debt not to exceed 40% of total capitalization; and

•                  total interest coverage of no less than 3:1.

At March 31, 2008 and December 31, 2007, the Company had no borrowings under the MID Credit Facility, which expires on December 21, 2008, but had issued letters of credit totalling $0.3 million.

As at March 31, 2008, the Real Estate Business’ debt to total capitalization was 14% (December 31, 2007 – 15%) and the Real Estate Business was in compliance with all of its covenants.  The outstanding total debt at March 31, 2008 was $264.0 million (December 31, 2007 –$274.7 million), which is comprised of $257.3 million (December 31, 2007 – $267.6 million) of the Debentures and $6.7 million (December 31, 2007 – $7.1 million) of mortgages payable on two properties.  The Real Estate Business’ total capitalization at March 31, 2008 was $1.91 billion (December 31, 2007 – $1.86 billion).

The Real Estate Business generated cash flows from operating activities of $47.8 million in the three months ended March 31, 2008 and had cash and cash equivalents of $139.9 million at March 31, 2008.

The Real Estate Business’ strategy for managing its liquidity needs includes (i) using its cash resources and cash flows from operating activities, (ii) drawing on the MID Credit Facility if and as needed, and (iii) accessing additional capital by issuing debt, equity or a combination of securities as required to finance its operations and capital expenditures.  The capital requirements to finance additional acquisition and development activity will depend on the availability of suitable investment opportunities and related funding sources.

The proposed reorganization of the Company disclosed in note 3 contemplates (i) a distribution of $15.50 in cash per share or approximately $724.0 million in total, and (ii) an increase in the Company’s credit facilities to $1.1 billion.  Such changes would result in a significant increase to the Real Estate Business’ financial leverage, which would materially change the risk profile of the Real Estate Business and could limit its financial flexibility to take advantage of certain investment opportunities.  In addition, should these contemplated changes occur, the Real Estate Business’ funded debt may exceed 40% of its total capitalization, which could trigger a requirement for the Company to repay the Debentures and potentially pay a prepayment premium determined in accordance with the terms of the applicable trust indenture, as described in note 11 to the annual consolidated financial statements for the year ended December 31, 2007.

MEC

MEC’s capital is monitored by its separate Board of Directors and management team based on its level of net debt.  MEC must also comply with the terms of its debt agreements.  Many of these debt arrangements are obligations of individual MEC business units and require compliance with numerous financial and other covenants.  As at March 31, 2008, MEC’s net debt was $583.1 million (December 31, 2007 – $564.5 million) and MEC was in compliance with all of its covenants except as disclosed in note 9.  MID’s Real Estate Business has not guaranteed any of MEC’s indebtedness.

Under the MEC Debt Elimination Plan (note 1), MEC’s capital management objective is to eliminate its net debt by December 31, 2008 by generating funds from the sale of assets (notes 4 and 5), entering into strategic transactions involving certain of MEC’s racing, gaming and technology operations, and a possible future equity issuance.  These proceeds are to be used to fund MEC’s operations and applied to eliminate MEC’s net debt, including amounts owed to the MID Lender (note 18).  The sale of MEC assets under the MEC Debt Elimination Plan has taken longer than originally contemplated and the success of the MEC Debt Elimination Plan is not assured.  In order for MEC to fund its ongoing operations and provide sufficient time to implement the MEC Debt Elimination Plan, MEC will be required to seek extensions from existing lenders, which may include the Company, the availability of which is not yet determinable.

As discussed in note 1, MEC’s ability to continue as a going concern is in substantial doubt and is dependent on MEC generating cash flows that are adequate to sustain the operations of the business, renewing or extending current financing arrangements and meeting its obligations with respect to secured and unsecured creditors, none of which is assured.  If MEC is unable to repay its obligations when due or meet required covenants in debt agreements, substantially all of its current and long-term debt will also become due on demand as a result of cross-default provisions within its loan agreements, unless MEC is able to obtain waivers or extensions.  The availability of such waivers or extensions is not assured and, if available, the terms thereof are not yet determinable.

15.       DETAILS OF CASH FROM OPERATING ACTIVITIES

(a)   Items not involving current cash flows:

		(restated
		– note 4)
Three Months Ended March 31,	2008	2007
Real Estate Business
Straight-line rent adjustment	$57	$92
Interest and other income from MEC	(1,086)	(68)
Stock-based compensation expense	164	330
Depreciation and amortization	11,047	9,931
Gain on disposal of real estate	—	(25)
Future income taxes	1,866	1,268
Currency translation gains, net	—	(652)
Other	88	75
	12,136	10,951
MEC
Stock-based compensation expense	44	202
Depreciation and amortization	10,940	8,526
Amortization of debt issuance costs	2,512	418
Write-down of MEC’s long-lived assets	5,000	—
Gain on disposal of real estate	—	(31,067)
Dilution gains	—	(4)
Future income taxes	1,641	(1,378)
Minority interest	(6,312)	2,202
Other	(1,133)	(608)
	12,692	(21,709)
Eliminations (note 18)	(1,197)	32,308
Consolidated	$23,631	$21,550

(b)         Changes in non-cash balances:

		(restated
		– note 4)
Three Months Ended March 31,	2008	2007
Real Estate Business
Accounts receivable	$(1,823)	$(442)
Loans receivable from MEC, net	(59)	—
Prepaid expenses and other	527	(78)
Accounts payable and accrued liabilities	3,837	4,468
Income taxes	2,912	2,547
Deferred revenue	(722)	1,202
	4,672	7,697
MEC
Restricted cash	2,607	(1,928)
Accounts receivable	(21,338)	(30,755)
Prepaid expenses and other	(4,209)	(3,961)
Accounts payable and accrued liabilities	11,166	4,557
Income taxes	1,449	(2,192)
Loans payable to MID, net	59	—
Deferred revenue	2,344	3,227
	(7,922)	(31,052)
Eliminations (note 18)	211	(193)
Consolidated	$(3,039)	$(23,548)

16.  FINANCIAL INSTRUMENTS

(a)          Interest Rate Risk

The Company’s consolidated results of operations are primarily exposed to interest rate risk on its credit facilities and MEC’s variable-rate long-term debt.  Based on the balances of these financial liabilities outstanding as at March 31, 2008, a 50 basis point change in annual interest rates, with all other variables held constant, would have impacted consolidated “interest expense, net” for the three months ended March 31, 2008 by approximately $0.1 million.

The Company is also exposed to interest rate risk on short-term investments with maturities of up to three months from the date of acquisition that are included in “cash and cash equivalents” and “restricted cash” on the Company’s consolidated balance sheets.  The balance of the Company’s short-term investments fluctuates depending on the timing of the Company’s operating cash flows, capital expenditures and other liquidity requirements.  Assuming the balance of short-term investments at March 31, 2008 were outstanding throughout the entire three-month period then ended, a 50 basis point change in annual interest rates, with all other variables held constant, would have impacted consolidated “interest expense, net” for the three months ended March 31, 2008 by approximately $0.2 million.

MEC occasionally utilizes interest rate swap contracts to hedge exposure to interest rate fluctuations on variable rate debt.  At March 31, 2008, MEC had four interest rate swap contracts outstanding in connection with a LIBOR-based term loan facility described in note 18(c) to the annual consolidated financial statements for the year ended December 31, 2007.  Based on the interest rate swap contracts in place at March 31, 2008, a 50 basis point change in interest rates would have impacted other comprehensive income (excluding related minority interest and tax effects) by approximately $0.6 million.

(b)          Currency Risk

The Company is structured such that its foreign operations are self-sustaining.  As a result, the Company’s currency risk associated with financial instruments is limited as its financial assets and liabilities are generally denominated in the functional currency of the subsidiary that holds the financial instrument.  However, the Real Estate Business’ corporate operations, which utilize the Canadian dollar as the functional currency, have exposure to U.S. dollar denominated financial assets and liabilities.  Similarly, MEC’s operations, which utilize the U.S. dollar as the functional currency, have exposure to Canadian dollar denominated financial liabilities.  Based on the balance of these financial instruments at March 31, 2008, a 5% change in the U.S. to Canadian dollar exchange rate at March 31, 2008 would not have had a material impact on the Company’s consolidated net income.

(c)          Credit Risk

MEC, in the normal course of business, settles wagers for racetracks that it does not operate or manage and is thereby exposed to credit risk.  However, these receivables are generally not a significant portion of the Company’s total assets and are comprised of a large number of accounts.  At March 31, 2008, MEC’s “accounts receivable” included on the Company’s consolidated balance sheet are net of an allowance for doubtful accounts of $1.7 million (December 31, 2006 – $1.8 million), which is estimated based on a review of specific customer balances and related historical collection experience.  For the three months ended March 31, 2008, MEC incurred a bad debt expense of $0.2 million (2007 – $0.2 million).

17.  SEGMENTED INFORMATION

The Company’s reportable segments reflect how the Company is organized and managed by senior management.  The Company’s operations are segmented in the Company’s internal financial reports between wholly-owned operations (Real Estate Business) and publicly-traded operations (MEC).  The segregation of operations between wholly-owned and publicly-traded operations recognizes the fact that, in the case of the Real Estate Business, the Company’s Board of Directors and executive management have direct responsibility for the key operating, financing and resource allocation decisions, whereas, in the case of MEC, such responsibility resides with MEC’s separate Board of Directors and executive management.

The Company’s reporting segments are as follows:

Real Estate Business

At March 31, 2008, the Real Estate Business owns real estate assets in Canada, Austria, the United States, Germany, Mexico, the Czech Republic, the United Kingdom, Spain and Poland.  Substantially all of these real estate assets are leased to, or are under development for subsequent lease to, Magna’s automotive operating units.  The Real Estate Business also owns certain properties that are being held for future development or sale.

MEC

MEC operates or manages seven thoroughbred racetracks, one standardbred racetrack and two racetracks that run both thoroughbred and quarter horse meets, as well as the simulcast wagering venues at these tracks.  Also, MEC used to manage the thoroughbred and standardbred racing at Magna Racino™, but now expects that a local operator will manage future meets at that facility.  Three of the racetracks owned or operated by MEC (two in the United States and one in Austria) include casino operations with alternative gaming machines.  In addition, MEC operates off-track betting (“OTB”) facilities, a United States based national account wagering business known as XpressBet® and a European account wagering service known as MagnaBet™.  Under a series of March 2007 agreements with Churchill Downs Incorporated (“CDI”), MEC owns a 50% interest in a joint venture, TrackNet Media Group, LLC (“TrackNet Media”), a content management company formed for distribution of the full breadth of MEC’s horseracing content (note 19).  A separate joint venture with CDI also involves the ownership by MEC and CDI of equal (50%) shares in HorseRacing TV® (“HRTV®”), a television network focused on horseracing that MEC initially launched on the Racetrack Television Network.  MEC also owns AmTote, a provider of totalisator services to the pari-mutuel industry.  To support certain of MEC’s thoroughbred racetracks, MEC owns and operates thoroughbred training centres in Palm Beach County, Florida and in the Baltimore, Maryland area and, under a triple-net lease agreement with MID, operates an additional thoroughbred training centre situated near San Diego, California.  MEC also owns and operates production facilities in Austria and in North Carolina for StreuFex™, a straw-based horse bedding product.  In addition to racetracks, MEC’s real estate portfolio includes a residential development in Austria.

As described in note 1, the Company’s consolidated statements of income (loss), consolidated statements of cash flows and consolidated balance sheets have been arranged to provide detailed, discrete financial information on the Real Estate Business and MEC reporting segments.

18.       TRANSACTIONS WITH RELATED PARTIES

Mr. Frank Stronach, the Company’s Chairman, the Chairman of Magna, and the Chairman and Interim Chief Executive Officer of MEC, and three other members of his family are trustees of the Stronach Trust.  The Stronach Trust controls the Company through the right to direct the votes attaching to 66% of the Company’s Class B Shares.  Magna is controlled by M Unicar Inc. (“M Unicar”), a Canadian holding company whose shareholders consist of the Stronach Trust, OJSC Russian Machines (“Russian Machines”) and certain members of Magna’s management.  M Unicar indirectly owns Magna Class A Subordinate Voting Shares and Class B Shares representing in aggregate approximately 71% of the total voting power attaching to all Magna’s shares.  The Stronach Trust indirectly owns the shares carrying the majority of the votes of M Unicar.  Magna is governed by a board of directors on which each of the Stronach Trust and Russian Machines (indirectly through M Unicar) has the right to designate an equal number of nominees, in addition to Magna’s current co-chief executive officers.  As the Company and Magna may be considered to be under the common control of the Stronach Trust, they are considered to be related parties for accounting purposes.

(a)   Bridge Loans and Project Financings

On September 13, 2007, MID announced that the MID Lender had agreed to provide MEC with the MEC Bridge Loan of up to $80.0 million.  The MEC Bridge Loan, together with a $20.0 million private placement of MEC Class A Stock to FEL (the “FEL Equity Investment”) completed in October of 2007, is intended to provide short-term funding to MEC as it implements the MEC Debt Elimination Plan (note 1).  The MID Lender also agreed to amend the MEC Project Financing Facilities (as defined below) by, among other things, requiring repayment of at least $100.0 million under the Gulfstream Park project financing facility on or prior to May 31, 2008 and waiving the make-whole payment, if applicable, for any repayments made under either of the MEC Project Financing Facilities prior to that date.  Pursuant to a consulting agreement between MID and MEC, which requires MEC to reimburse MID for its expenses, MID management is assisting MEC in implementing the MEC Debt Elimination Plan.

(i)    MEC Bridge Loan

The MEC Bridge Loan of up to $80.0 million has been made available through a non-revolving facility provided by the MID Lender.  The MEC Bridge Loan proceeds may only be used by MEC in accordance with the MEC Debt Elimination Plan and are available solely to fund: (i) operations; (ii) payments of principal, interest and costs, fees and expenses due under the MEC Bridge Loan and the MEC Project Financing Facilities; (iii) mandatory payments of interest in connection with permitted debt under the MEC Bridge Loan; (iv) mandatory capital expenditures; and (v) capital expenditures required pursuant to the terms of the joint venture arrangements between MEC and Forest City and Caruso (note 19).

The MEC Bridge Loan has a maturity date of May 31, 2008 and bore interest at a rate per annum equal to LIBOR plus 10.0% prior to December 31, 2007, at which time the interest rate on outstanding and subsequent advances was increased to LIBOR plus 11.0% (set at 16.2% at December 31, 2007).  On February 29, 2008, the interest rate on outstanding and subsequent advances under the MEC Bridge Loan was increased by a further 1.0% (set at 15.1% at March 31, 2008).

The MEC Bridge Loan is secured by certain assets of MEC, including first ranking security over the Dixon and Thistledown lands, second ranking security over Golden Gate Fields and the Ocala lands and third ranking security over Santa Anita Park.  In addition, the MEC Bridge Loan is guaranteed by certain MEC subsidiaries and MEC has pledged the shares and all other interests MEC has in each of the guarantor subsidiaries (or provided negative pledges where a pledge was not possible due to regulatory constraints or due to a pledge to an existing third party lender).  The MEC Bridge Loan is cross-defaulted to all other obligations of MEC and its subsidiaries to the MID Lender, including the MEC Project Financing Facilities.

The MEC Bridge Loan must be repaid with, and the commitment is reduced by, amounts equal to all net proceeds realized by MEC from asset sales and issuances of equity (other than the FEL Equity Investment) or debt, subject to amounts required to be paid to MEC’s existing lenders.  Amounts repaid cannot be re-borrowed.  During the three months ended March 31, 2008, $1.8 million of the MEC Bridge Loan was repaid from MEC asset sales (note 5) and subsequent to March 31, 2008, a further $19.8 million was repaid from MEC asset sales (note 5).

The MID Lender received an arrangement fee of $2.4 million (3% of the commitment) at closing and received an additional arrangement fee of $0.8 million on February 29, 2008 (1% of the then current commitment).  The MID Lender also receives an annual commitment fee equal to 1% of the undrawn facility.  All fees, expenses and closing costs incurred by the MID Lender in connection with the MEC Bridge Loan were paid by MEC.

At March 31, 2008, $55.0 million (December 31, 2007 – $36.9 million) under the MEC Bridge Loan was included in the Real Estate Business’ current portion of “loans receivable from MEC, net” on the Company’s consolidated balance sheet, net of $1.1 million (December 31, 2007 – $1.4 million) of unamortized deferred arrangement fees.  MEC’s current portion of “loans payable to MID, net” on the Company’s consolidated balance sheet includes borrowings of $54.5 million (December 31, 2007 – $35.9 million), net of $1.5 million ($2.4 million) unamortized deferred financing costs.  This net balance is being accreted to its face value over the term to maturity of the MEC Bridge Loan.

(ii)   MEC Project Financings

The MID Lender has made available separate project financing facilities to Gulfstream Park Racing Association, Inc. (“GPRA”) and Remington Park, Inc., the wholly-owned subsidiaries of MEC that own and/or operate Gulfstream Park and Remington Park, respectively, in the amounts of $162.3 million and $34.2 million, respectively, plus costs and capitalized interest in each case as discussed below (together, the “MEC Project Financing Facilities”).  The MEC Project Financing Facilities have a term of 10 years (except as described below for the two slot machine tranches of the Gulfstream Park project financing facility) from the relevant completion dates for the construction projects at Gulfstream Park and Remington Park, which occurred in February 2006 and November 2005, respectively.

The Remington Park project financing and the Gulfstream Park project financing contain cross-guarantee, cross-default and cross-collateralization provisions.  The Remington Park project financing is secured by all assets of the borrower (including first ranking security over the Remington Park leasehold interest), excluding licences and permits, and is guaranteed by the MEC subsidiaries that own Gulfstream Park and the Palm Meadows Training Center.  The security package also includes second ranking security over the lands owned by Gulfstream Park and second ranking security over the Palm Meadows Training Center and the shares of the owner of the Palm Meadows Training Center (in each case, behind security granted for the Gulfstream Park project financing).  In addition, the borrower has agreed not to pledge any licences or permits held by it and MEC has agreed not to pledge the shares of the borrower or the owner of Gulfstream Park.  The Gulfstream Park project financing is guaranteed by MEC’s subsidiaries that own and operate the Palm Meadows Training Center and Remington Park and is secured principally by security over the lands (or, in the case of Remington Park, over the leasehold interest) forming part of the operations at Gulfstream Park, the Palm Meadows Training Center and Remington Park and over all other assets of Gulfstream Park, the Palm Meadows Training Center and Remington Park, excluding licences and permits (which cannot be subject to security under applicable legislation).

In July 2006 and December 2006, the Gulfstream Park project financing facility was amended to increase the amount available from $115.0 million (plus costs and capitalized interest) by adding new tranches of up to $25.8 million (plus costs and capitalized interest) and $21.5 million (plus costs and capitalized interest), respectively.  Both tranches were established to fund MEC’s design and construction of slot machine facilities located in the existing Gulfstream Park clubhouse building, as well as related capital expenditures and start-up costs, including the acquisition and installation of slot machines.  The new tranches of the Gulfstream Park project financing facility both mature on December 31, 2011.  Interest under the December 2006 tranche was capitalized until May 1, 2007, at which time monthly blended payments of principal and interest became payable to the MID Lender based on a 25-year amortization period commencing on such date.  Advances relating to the slot machine tranches are made available by way of progress draws and there is no make-whole payment associated with the new tranches.  Also in July 2006, the Gulfstream Park project financing facility was further amended to introduce a mandatory annual cash flow sweep of not less than 75% of Gulfstream Park’s total excess cash flow, after permitted capital expenditures and debt service, which will be used to repay the additional principal amounts being made available under the new tranches.  The July 2006 and December 2006 amendments did not affect the fact that the Gulfstream Park project financing facility continues to be cross-guaranteed, cross-defaulted and cross-collateralized with the Remington Park project financing facility.  The consideration for the July 2006 and December 2006 amendments was an arrangement fee of 1% of the amount of each new tranche, which amounts are capitalized under the Gulfstream Park project financing facility.

In September 2007, the terms of the Gulfstream Park project financing facility were amended such that: (i) MEC was added as a guarantor under that facility; (ii) the borrower and all of the guarantors agreed to use commercially reasonable efforts to implement the MEC Debt Elimination Plan (including the sale of specific assets by the time periods listed in the MEC Debt Elimination Plan); and (iii) the borrower became obligated to repay at least $100.0 million under the Gulfstream Park project financing facility on or prior to May 31, 2008.  In consideration of these amendments and subject to certain conditions, the MID Lender agreed to waive the make-whole payment for any repayments made under the MEC Project Financing Facilities on or prior to May 31, 2008 and adjust the amortization schedule for the Gulfstream Park project financing facility following receipt of the $100.0 million repayment, provided that (i) repayments under the Gulfstream Park project financing facility are first applied to the July 2006 slots tranche, then to the December 2006 slots tranche (for each of which there is no make-whole payment), and then to the original tranche and (ii) no event of default exists under the MEC Project Financing Facilities.

Since the relevant completion date (or since inception for the July 2006 and December 2006 tranches of the Gulfstream Park project financing facility), amounts outstanding under each of the MEC Project Financing Facilities bear interest at a fixed rate of 10.5% per annum, compounded semi-annually. Prior to January 1, 2007, payment of interest was capitalized (except in relation to the December 2006 tranche of the Gulfstream Park project financing facility, for which the interest capitalization period was extended to May 1, 2007).  Commencing January 1, 2007 (May 1, 2007 for the December 2006 tranche of the Gulfstream Park project financing facility), the MID Lender receives monthly blended payments of principal and interest based on a 25-year amortization period under each of the MEC Project Financing Facilities.  Since the completion date for Remington Park, there has also been in place a mandatory annual cash flow sweep of not less than 75% of Remington Park’s total excess cash flow, after permitted capital expenditures and debt service, which is used to pay capitalized interest on the Remington Park project financing facility plus a portion of the principal under the facility equal to the capitalized interest on the Gulfstream Park project financing facility.  During the three months ended March 31, 2008, $0.2 million ($2007 – $0.5 million) of such payments were made.  During the three months ended March 31, 2008, Remington Park agreed to purchase 80 Class III slot machines from GPRA with funding from the Remington Park project financing facility.  Accordingly, $1.0 million was advanced under the existing Remington Park project financing facility during the three months ended March 31, 2008.

At March 31, 2008, there were balances of $172.1 million (December 31, 2007 – $172.1 million), and $28.4 million (December 31, 2007 – $27.7 million) due under the Gulfstream Park project financing facility and the Remington Park project financing facility, respectively.  The current portion of the MEC Project Financing Facilities included in the Real Estate Business’ “loans receivable from MEC, net” at March 31, 2008 was $102.0 million (December 31, 2007 – $102.2 million), including the required $100.0 million repayment discussed above.  The current and non-current portions of the MEC Project Financing Facilities of $101.7 million (including $0.4 million in MEC’s “discontinued operations” (note 4)) and $94.3 million (including $26.9 million in MEC’s “discontinued operations” (note 4)), respectively, as reflected in MEC’s “loans payable to MID, net” on the Company’s consolidated balance sheet, are net of $0.3 million and $4.2 million, respectively, of unamortized deferred financing costs.  These net balances are being accreted to their face values over the terms to maturity of the MEC Project Financing Facilities.

In connection with the Gulfstream Park project financing facility, MEC has placed into escrow (the “Gulfstream Escrow”) with the MID Lender proceeds from an asset sale which occurred in fiscal 2005 and certain additional amounts necessary to ensure that any remaining Gulfstream Park construction costs (including the settlement of liens on the property) can be funded, which escrowed amount has been and will be applied against any such construction costs.  At March 31, 2008, the amount held under the Gulfstream Escrow was $1.2 million (December 31, 2007 – $4.5 million).  All funds in the Gulfstream Escrow are reflected as the Real Estate Business’ “restricted cash” and “due to MEC” on the Company’s consolidated balance sheet.

Approximately $8.5 million of external third party costs have been incurred in association with the MEC Bridge Loan and the MEC Project Financing Facilities.  At the MEC segment level, these costs are recognized as deferred financing costs and are being amortized into interest expense (of which a portion has been capitalized in the case of the MEC Project Financing Facilities) over the respective term of the MEC Bridge Loan and each of the MEC Project Financing Facilities.  At a consolidated level, such costs are charged to “general and administrative” expenses in the periods in which they are incurred.

All interest and fees charged by the Real Estate Business relating to the MEC Bridge Loan and the MEC Project Financing Facilities, including any capitalization and subsequent amortization thereof by MEC, and any adjustments to MEC’s related deferred financing costs, are eliminated from the Company’s consolidated results of operations and financial position.

(b)   Magna Lease Terminations

During the three months ended March 31, 2008, the Real Estate Business and Magna completed a lease termination agreement (retroactive to May 31, 2007) on a property in the United Kingdom that the Real Estate Business is seeking to redevelop for residential purposes.  The Real Estate Business agreed to pay Magna $2.0 million to terminate the lease and the termination payment, which was paid in April 2008, has been included in the Real Estate Business’ “real estate properties, net” and “accounts payable and accrued liabilities” at March 31, 2008 and December 31, 2007 on the Company’s consolidated balance sheets.  The Real Estate Business had not recognized any revenue under the lease of this property since May 31, 2007.

During the three months ended March 31, 2008, the Real Estate Business and Magna also agreed to terminate the lease on a property in Canada.  In conjunction with the lease termination, Magna agreed to pay the Company a fee of $3.9 million, which amount has been recognized by the Real Estate Business in “accounts receivable” and “other gains, net” in the Company’s unaudited interim consolidated financial statements for the three months ended March 31, 2008.

(c)   MEC Real Estate Acquired by MID

During the three months ended March 31, 2007, MID acquired all of MEC’s interests and rights in three real estate properties to be held for future development: a 34 acre parcel in Aurora, Ontario; a 64 acre parcel of excess land adjacent to MEC’s racetrack at Laurel Park in Howard County, Maryland; and a 157 acre parcel (together with certain development rights) in Palm Beach County, Florida adjacent to MEC’s Palm Meadows Training Center.  MID paid cash consideration of approximately Cdn. $12.0 million ($10.1 million), $20.0 million and $35.0 million, respectively, for these interests and rights.  In addition, MID granted MEC a profit participation right in respect of each property, which entitles MEC to receive additional cash proceeds equal to 15% of the net proceeds from any sale or development of the applicable property after MID achieves a 15% internal rate of return.

At the Real Estate Business and MEC segment levels, these transactions have been recognized at the exchange amount, resulting in MEC recognizing a gain in the three months ended March 31, 2007 of $31.1 million.  The effects of these transactions are eliminated from the Company’s consolidated results of operations and financial position, except that $1.6 million of costs incurred by the Real Estate Business and MEC in conjunction with these transactions have been included in the consolidated “general and administrative” expenses in the three months ended March 31, 2007.

(d)   MEC’s Sales to Magna

On December 21, 2007, MEC entered into an agreement to sell 225 acres of excess real estate located in Ebreichsdorf, Austria to a subsidiary of Magna for a purchase price of 20.0 million euros ($31.6 million).  The closing of the transaction occurred in April 2008 (note 5(b)).  The sale of this property has not been recognized in the unaudited interim consolidated financial statements and the property is included in MEC’s “assets held for sale” on the Company’s consolidated balance sheet at March 31, 2008.

19.  COMMITMENTS AND CONTINGENCIES

(a)          In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with, among others, customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position of the Company.

(b)         MEC generates a substantial amount of its revenues from wagering activities and is subject to the risks inherent in the ownership and operation of its racetracks. These include, among others, the risks normally associated with changes in the general economic climate, trends in the gaming industry, including competition from other gaming institutions and state lottery commissions, and changes in tax laws and gaming laws.

(c)          On May 18, 2007, ODS Technologies, L.P., doing business as TVG Network, filed a summons against MEC, HRTV, LLC and XpressBet, Inc. seeking an order that the defendants be enjoined from infringing certain patents relating to interactive wagering systems and an award of damages to compensate for the infringement.  An Answer to Complaint, Affirmative Defences and Counterclaims have been filed on behalf of the defendants.  The final outcome related to this summons is uncertain.

(d)         In addition to the letters of credit issued under the Company’s credit facilities (notes 9 and 14), the Company had $4.5 million (Real Estate Business – $3.4 million; MEC – $1.1 million) of letters of credit issued with various financial institutions at March 31, 2008 to guarantee various construction projects.  These letters of credit are secured by cash deposits of the Company.

(e)          MEC has provided indemnities related to surety bonds and letters of credit issued in the process of obtaining licences and permits at certain racetracks and to guarantee various construction projects related to activities of its subsidiaries.  At March 31, 2008, these indemnities amounted to $7.4 million, with expiration dates through 2009.

(f)            At March 31, 2008, the Company’s contractual commitments related to construction and development projects outstanding amounted to approximately $9.0 million (Real Estate Business – $5.5 million; MEC – $2.5 million).

(g)         On March 4, 2007, MEC entered into a series of customer-focused agreements with CDI in order to enhance wagering integrity and security, to own and operate HRTV®, to buy and sell horseracing content, and to promote the availability of horseracing signals to customers worldwide.  These agreements involved the formation of a joint venture, TrackNet Media, a reciprocal content swap agreement and the purchase by CDI from MEC of a 50% interest in HRTV®.  TrackNet Media is the vehicle through which MEC and CDI horseracing content is made available to third parties, including racetracks, OTB facilities, casinos and advance deposit wagering (“ADW”) companies.  TrackNet Media purchases horseracing content from third parties and makes it available through the respective MEC and CDI outlets.  Under the reciprocal content swap agreement, MEC and CDI exchange their respective horseracing signals.  On March 4, 2007, HRTV, LLC was created, with an effective date of April 27, 2007, in order to facilitate the sale of 50% of HRTV® to CDI.  Both MEC and CDI are required to make quarterly capital contributions, on an equal basis, until October 2009 to fund the operations of HRTV, LLC, however, MEC may, under certain circumstances, be responsible for additional capital commitments.  MEC’s share of the required capital contributions to HRTV, LLC is expected to be approximately $7.0 million, of which $2.6 million had been contributed prior to March 31, 2008.

(h)         On December 8, 2005, legislation authorizing the operation of slot machines within existing, licensed Broward County, Florida pari-mutuel facilities that had conducted live racing or games during each of 2002 and 2003 was passed by the Florida Legislature.  On January 4, 2006, the Governor of Florida signed the legislation into law and, subsequently, the Division of Pari-mutuel Wagering developed the governing rules and regulations.  Prior to the opening of the slots facility at Gulfstream Park on November 15, 2006, MEC was awarded a gaming licence for slot machine operations at Gulfstream Park in October 2006 despite an August 2006 decision rendered by the Florida First District Court of Appeals that ruled that a trial is necessary to determine whether the constitutional amendment adopting the slots initiative was invalid because the petitions bringing the initiative forward did not contain the minimum number of valid signatures.  Previously, a lower court decision had granted summary judgment in favour of “Floridians for a Level Playing Field” (“FLPF”), a group in which GPRA is a member.  Though FLPF pursued various procedural options in response to the Florida First District Court of Appeals decision, the Florida Supreme Court ruled in late September 2007 that the matter was not procedurally proper for consideration by the court.  Its order effectively remanded the matter to the trial court for a trial on the merits.  MEC has disclosed that it expects that a trial on the merits will likely take an additional year or more to fully develop and that it could take as many as three years to achieve a full factual record and trial court ruling for an appellate court to review.  At March 31, 2008, the carrying value of MEC’s fixed assets related to the slots facility is approximately $28.7 million.  If the matter is ultimately decided in a manner adverse to MEC, a write-down of these fixed assets may be required.

(i)             In May 2005, MEC entered into a Limited Liability Company Agreement with Forest City (collectively with MEC, the “Partnership Members”) concerning the planned development of “The Village at Gulfstream ParkTM”.  That agreement contemplates the development of a mixed-use project consisting of residential units, parking, restaurants, hotels, entertainment, retail outlets and other commercial use projects on a portion of the Gulfstream Park property.  Under the Limited Liability Company Agreement, Forest City is required to contribute up to a maximum of $15.0 million as an initial capital contribution.  MEC is obligated to contribute 50% of any equity amounts in excess of $15.0 million as and when needed.  However, to March 31, 2008, MEC has not made any such contributions.  At March 31, 2008, approximately $40.1 million of net costs have been incurred by The Village at Gulfstream Park, LLC, which have been funded by a construction loan from a third party bank, as well as equity contributions from Forest City.  Included in MEC’s “accounts payable and accrued liabilities” is an obligation of approximately $2.1 million reflecting MEC’s share of equity contributions in excess of $15.0 million.  If either of the Partnership Members fails to make required capital contributions when due, then the other Partnership Member may advance such funds to the Limited Liability Company, equal to the required capital contributions, as a recourse loan or as a capital contribution for which the capital accounts of the Partnership Members would be adjusted accordingly.  The Limited Liability Company Agreement also contemplated additional agreements with MEC, including a ground lease, a reciprocal easement agreement, a development agreement, a leasing agreement and a management agreement, all of which have been executed.  Upon the opening of The Village at Gulfstream Park™, annual cash receipts (adjusted for certain disbursements and reserves) will first be distributed to Forest City, subject to certain limitations, until the initial contribution accounts of the Partnership Members are equal.  Thereafter, the cash receipts are generally expected to be distributed to the Partnership Members equally, provided they maintain their equal interest in the partnership.  The annual cash payments made to Forest City to equalize the Partnership Members’ initial contribution accounts will not exceed the amount of annual ground rent otherwise payable to a subsidiary of MEC.

(j)             On September 28, 2006, certain of MEC’s affiliates entered into definitive operating agreements with Caruso regarding the proposed development of The Shops at Santa Anita on approximately 51 acres of excess land surrounding Santa Anita Park.  Westfield Corporation (“Westfield”), a developer of a neighbouring parcel of land, has challenged the manner in which the entitlement process for such development has proceeded.  On May 16, 2007, Westfield commenced civil litigation in the Los Angeles Superior Court in an attempt to overturn the Arcadia City Council’s approval and granting of entitlements related to the construction of The Shops at Santa Anita.  In addition, on May 21, 2007, Arcadia First! filed a petition against the City of Arcadia to overturn the entitlements and named MEC and certain of its subsidiaries as parties of interest.  If either Westfield or Arcadia First! is ultimately successful in its challenge, development efforts could potentially be delayed or suspended.  The first hearings on the merits of the petitioners’ claims are scheduled for late May 2008.  Under an April 2004 Letter of Intent, MEC is also exploring the possibility of a joint venture with Caruso to develop excess lands surrounding Golden Gate Fields.  To March 31, 2008, MEC has expended $10.1 million on these development initiatives, of which $0.2 million was paid in the three months ended March 31, 2008.  These amounts have been included in MEC’s “real estate properties, net” on the Company’s consolidated balance sheets.  Under the terms of these arrangements, MEC may be responsible to fund additional costs.  However, to March 31, 2008, no such payments have been made.

(k)          In November 2006, MEC sold its wholly-owned interest in The Meadows, a standardbred racetrack in Pennsylvania, to PA Meadows, LLC, a company jointly owned by William Paulos and William Wortman, controlling shareholders of Millennium Gaming, Inc., and a fund managed by Oaktree Capital Management, LLC (together, “Millennium-Oaktree”).  On closing, MEC received cash consideration of $171.8 million, net of transaction costs of $3.2 million, and a $25.0 million holdback note payable to MEC over a five-year period, subject to offset for certain indemnification obligations (the “Meadows Holdback Note”).  Based on the indemnification obligations and other terms pertaining to the Meadows Holdback Note, the Meadows Holdback Note will be recognized in the consolidated financial statements upon the settlement of the indemnification obligations and as payments are received.

The parties also entered into a racing services agreement whereby MEC pays $50 thousand per annum and continues to operate, for its own account, the racing operations at The Meadows until at least July 2011.  On December 12, 2007, Cannery Casino Resorts, LLC, the parent company of Millennium-Oaktree, announced it had entered into an agreement to sell Millennium-Oaktree to Crown Limited.  If the deal is consummated, either party to the racing services agreement will have the option to terminate the arrangement.  $5.6 million of the gain from the sale of The Meadows was initially deferred and included in MEC’s “other long-term liabilities” representing the estimated net present value of the future operating losses expected over the term of the racing services agreement.  Such amount is being recognized as a reduction of “general and administrative” expenses in MEC’s results of operations over the term of the racing services agreement.  Effective January 1, 2008, The Meadows entered into an agreement with the Meadows Standardbred Owners Association, which expires on December 31, 2009, whereby the horsemen will make contributions to subsidize backside maintenance and marketing expenses at The Meadows.  As a result, the estimated operating losses expected over the remaining term of the racing services agreement have been revised, resulting in an additional $2.0 million of previously deferred gains being recognized in MEC’s “other gains, net” for the three months ended March 31, 2008.

Until December 25, 2007, The Meadows participated in a multi-employer defined benefit pension plan for which the pension plan’s total vested liabilities exceeded the plan’s assets.  The New Jersey Sports & Exposition Authority previously withdrew from the pension plan effective November 1, 2007.  As the only remaining participant in the pension plan, The Meadows withdrew from the pension plan effective December 25, 2007, which constituted a mass withdrawal.  An updated actuarial valuation is in the process of being obtained, however, based on allocation information provided by the plan, the estimated withdrawal liability of The Meadows is approximately $6.2 million.  This liability may be satisfied by annual payments of approximately $0.3 million.  As part of the indemnification obligations provided for in the Meadows Holdback Note, the mass withdrawal liability that has been triggered as a result of The Meadows’ withdrawal from the plan will be set-off against the amount owing to MEC under the Meadows Holdback Note.

(l)             The Maryland Jockey Club (“MJC”) was party to agreements with the Maryland Thoroughbred Horsemen’s Association and the Maryland Breeders’ Association, which expired on December 31, 2007, under which the horsemen and the breeders each contributed 4.75% of the costs of simulcasting to MJC.  Without similar arrangements in effect, costs are expected to increase by approximately $2.0 million for the year ending December 31, 2008.  At this time, it is uncertain whether these agreements will be renewed on comparable terms.

(m)       As a result of the bid price of MEC Class A Stock closing below the $1.00 per share minimum for 30 consecutive days, on February 12, 2008, MEC received notice from the Nasdaq Stock Market (“Nasdaq”) advising that, in accordance with Nasdaq Marketplace Rule 4450(e)(2), MEC has until August 11, 2008 (or such later date as may be permitted by Nasdaq) to regain compliance with the minimum bid price for MEC Class A Stock required for continued listing on the Nasdaq Global Market.  The notice further stated that MEC will receive further notification from Nasdaq staff (i) stating that MEC has regained compliance, in the event the bid price of MEC Class A Stock on the Nasdaq Global Market closes at $1.00 per share or more for a minimum of 10 consecutive trading days, or (ii) indicating that the MEC Class A Stock will be delisted, in the event the minimum bid price requirement is not satisfied.  During this 180 calendar day period, MEC Class A Stock will continue to trade on the Nasdaq Global Market.  The Nasdaq notice has no effect on the listing of the MEC Class A Stock on the TSX.

In order to provide MEC with flexibility in addressing market-related issues affecting its capitalization and to address the Nasdaq continuous listing requirements, MEC’s Board of Directors adopted a resolution, subject to the approval of MEC’s stockholders, to amend MEC’s Certificate of Incorporation to permit a reverse stock split of MEC’s Class A Stock and Class B Stock.  MEC stockholder approval was obtained on May 6, 2008, giving MEC’s Board of Directors discretion to implement the reverse stock split for one time only, prior to May 6, 2009, in any whole number consolidated ratio from 1:10 to 1:20.  Because the proposed reverse stock split would apply to all issued shares of MEC’s Class A Stock and Class B Stock, it would not alter the relative rights and preferences of MEC’s existing stockholders nor affect any MEC stockholder’s proportionate equity or voting interest in MEC, except to the extent the reverse stock split would result in fractional shares that are cashed out.